                                                           File No.    --------
                                                                       811-1978


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   /X/
      Pre-Effective Amendment No.                                         / /
      Post-Effective Amendment No.                                        / /
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           /X/
      Amendment No.                                                       / /


                           (Exact Name of Registrant)
                        OHIO NATIONAL VARIABLE ACCOUNT A

                               (Name of Depositor)
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
              (Address of Depositor's Principal Executive Offices)
                                One Financial Way
                             Montgomery, Ohio 45242
                         (Depositor's Telephone Number)
                                 (513) 794-6100

                     (Name and Address of Agent for Service)
               Marc L. Collins, Second Vice President and Counsel
                    The Ohio National Life Insurance Company
                                  P.O. Box 237
                             Cincinnati, Ohio 45201

                                   Notice to:
                               John Blouch, Esq.
                              Dykema Gossett PLLC
                                 Suite 300 West
                               1300 I Street, NW
                             Washington, D.C. 20005

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

The registrant hereby amends this registration statement on such date or dates as maybe necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

                                   PROSPECTUS

                           FLEXIBLE PURCHASE PAYMENT
                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                  ONCORE ULTRA

                        OHIO NATIONAL VARIABLE ACCOUNT A
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
                               One Financial Way
                             Montgomery, Ohio 45242
                            Telephone (800) 667-3078

A REGISTRATION STATEMENT FOR THIS VARIABLE ANNUITY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. WE MAY NEITHER SELL NOR OFFER TO BUY THESE CONTRACTS PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF CONTRACTS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

This prospectus offers a variable annuity contract allowing you to accumulate values and paying you benefits on a variable and/or fixed basis. This prospectus provides additional details regarding your variable annuity contract. However, the terms and conditions of your contract, and any riders, supplements or endorsements prevail over what may be described in this prospectus. We may restrict the availability of this contract to certain broker-dealers.

Variable annuities provide contract values and lifetime annuity payments that vary with the investment results of the mutual funds listed later in this prospectus ("Funds") that you choose. You cannot be sure that the contract value or annuity payments will equal or exceed your purchase payments.

The variable annuity contracts are designed for:

- annuity purchase plans adopted by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code (the "Code"), qualifying for tax-deferred treatment pursuant to Section 403(b) of the Code,

- other employee pension or profit-sharing trusts or plans qualifying for tax-deferred treatment under Section 401(a), 401(k) or 403(a) of the Code,

- individual retirement annuities qualifying for tax-deferred treatment under
  Section 408 or 408A of the Code,

- state and municipal deferred compensation plans and

- non-tax-qualified retirement plans.

Many of the listed qualified retirement plans already benefit from tax deferral. Therefore, your decision to fund any of the above-listed qualified retirement plans with a deferred annuity should include an assessment of the other benefits available under this annuity contract.

The minimum initial purchase payment is $5,000 ($2,000 for IRAs). You may make additional payments of at least $500 at any time ($300 for payroll deduction plans). We may limit your total purchase payments to $1,500,000.

You may direct the allocation of your purchase payments to one or more (but we may limit you to not more than 18) investment options of Ohio National Variable Account A ("VAA") and the Guaranteed Account (if available). VAA is a separate account of The Ohio National Life Insurance Company ("Ohio National Life"). The assets of VAA are invested in shares of the Funds. The Funds are portfolios of Ohio National Fund, Inc., Dow Target Variable Fund LLC, Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Portfolios I, Inc. (formerly Salomon Brothers Variable Series Funds, Inc.), MFS Variable Insurance Trust, Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, The Prudential Series Fund, Inc., Royce Capital Fund, UBS Series Trust and Van Kampen Universal Institutional Funds. See page 2 for the list of available Funds. See also the accompanying prospectuses of the Funds. The Fund prospectuses might also contain information about funds that are not available for these contracts.

You may withdraw all or part of the contract's value before annuity payments begin. You might incur federal income tax penalties for these early withdrawals. We may charge you a surrender charge up to 7% of the amount withdrawn. You may withdraw up to 10% of the contract value each year without this charge. Your exercise of contract rights may be subject to the terms of your qualified employee trust or annuity plan. This prospectus contains no information concerning your trust or plan.

You may revoke the contract, without penalty, within 10 days of receiving it (or a longer period if required by state law).

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT SETS FORTH THE INFORMATION ABOUT VAA AND THE VARIABLE ANNUITY CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. ADDITIONAL INFORMATION ABOUT VAA HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN A STATEMENT OF ADDITIONAL INFORMATION DATED [DATE]. WE HAVE INCORPORATED THE STATEMENT OF ADDITIONAL INFORMATION BY REFERENCE. IT IS AVAILABLE UPON REQUEST AND WITHOUT CHARGE BY WRITING OR CALLING US AT THE ABOVE ADDRESS. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION IS ON THE BACK PAGE OF THIS PROSPECTUS.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS SHOULD BE ACCOMPANIED BY THE CURRENT FUND PROSPECTUSES.

                                     [DATE]

                               TABLE OF CONTENTS

Available Funds...............................      2
Glossary......................................      4
Fee Table.....................................      4
Financial Statements..........................      6
Accumulation Unit Values......................      6
  Ohio National Life..........................      6
  Ohio National Variable Account A............      7
  The Funds...................................      7
  Mixed and Shared Funding....................      8
  Voting Rights...............................      8
Distribution of Variable Annuity Contracts....      8
Deductions and Expenses.......................      9
  Surrender Charge............................      9
  Annual Contract Fee.........................      9
  Deduction for Account Expense Fee...........      9
  Deduction for Mortality and Expense Risk
    Fee.......................................      9
  Charges for Optional Benefits...............     10
  Transfer Fee................................     10
  Deduction for State Premium Tax.............     10
  Fund Expenses...............................     11
Description of Variable Annuity Contracts.....     11
  10-Day Free Look............................     11
Accumulation Period...........................     11
  Purchase Payments...........................     11
  Accumulation Units..........................     11
  Crediting Accumulation Units................     11
  Allocation of Purchase Payments.............     12
  Optional Asset Allocation Models............     12
  Accumulation Unit Value and Accumulation
    Value.....................................     13
  Net Investment Factor.......................     13
  Surrender and Withdrawal....................     13
  Transfers among Subaccounts.................     14
  Effective Time for Purchase, Transfer or
    Redemption Orders.........................     15
  Electronic Access...........................     16
  Scheduled Transfers (Dollar Cost
    Averaging)................................     16
  Portfolio Rebalancing.......................     16
  Optional Guaranteed Principal Access
    ("GPA")...................................     17
  Optional Guaranteed Principal Protection
    ("GPP")...................................     19
  Nursing Facility Confinement................     20
  Death Benefit...............................     20
  Guaranteed Account..........................     21
  Ohio National Life Employee Discount........     22
Annuity Period................................     22
  Annuity Payout Date.........................     22
  Annuity Options.............................     23
  Determination of Amount of the First
    Variable Annuity Payment..................     23
  Annuity Units and Variable Payments.........     23
  Transfers During Annuity Payout.............     24
  Optional Guaranteed Minimum Income Benefit
    ("GMIB")..................................     24
Other Contract Provisions.....................     25
  Assignment..................................     25
  Reports and Confirmations...................     26
  Substitution for Fund Shares................     26
  Contract Owner Inquiries....................     26
  Performance Data............................     26
Federal Tax Status............................     27
  Tax-Deferred Annuities......................     28
  Qualified Pension or Profit-Sharing Plans...     29
  Withholding on Annuity Payments.............     29
  Individual Retirement Annuities (IRAs)......     29
IRA Disclosure Statement......................     30
  Free Look Period............................     30
  Eligibility Requirements....................     30
  Contributions and Deductions................     30
  IRA for Non-working Spouse..................     31
  Rollover Contribution.......................     32
  Premature Distributions.....................     32
  Distribution at Retirement..................     32
  Inadequate Distributions -- 50% Tax.........     32
  Death Benefits..............................     33
  Roth IRAs...................................     33
  Savings Incentive Match Plan for Employees
    (SIMPLE)..................................     34
  Reporting to the IRS........................     34
Illustration of IRA Fixed Accumulations.......     34
Statement of Additional Information
  Contents....................................     36

                                AVAILABLE FUNDS

The investment adviser for Ohio National Fund, Inc. and Dow Target Variable Fund LLC is their affiliate, Ohio National Investments, Inc. Subadvisers for certain portfolios are shown below in parentheses.

OHIO NATIONAL FUND, INC.                                                  INVESTMENT ADVISER (SUBADVISER)
Money Market Portfolio                                                    Ohio National Investments, Inc.
Equity Portfolio                                                          (Legg Mason Capital Management, Inc.)
Bond Portfolio                                                            Ohio National Investments, Inc.
Omni Portfolio (an asset allocation fund)                                 (Suffolk Capital Management, LLC)
S&P 500 Index(R) Portfolio                                                Ohio National Investments, Inc.
International Portfolio                                                   (Federated Global Investment Management Corp.)
International Small Company Portfolio                                     (Federated Global Investment Management Corp.)
Capital Appreciation Portfolio                                            (Jennison Associates LLC)
Millennium (formerly called Discovery) Portfolio                          (Neuberger Berman Management Inc.)
Aggressive Growth Portfolio                                               (Janus Capital Management LLC)
Mid Cap Opportunity (formerly Growth & Income) Portfolio                  (RS Investment Management, L.P.)
Capital Growth Portfolio                                                  (Eagle Asset Management, Inc.)
High Income Bond Portfolio                                                (Federated Investment Management Company)
Blue Chip Portfolio                                                       (Federated Equity Management Company of
                                                                          Pennsylvania)
Small Cap Growth (formerly called Core Growth) Portfolio                  (Janus Capital Management, LLC)
Nasdaq-100(R) Index Portfolio                                             Ohio National Investments, Inc.

Bristol Portfolio (large cap stocks)                                      (Suffolk Capital Management, LLC)
Bryton Growth Portfolio (small/mid cap stocks)                            (Suffolk Capital Management, LLC)
U.S. Equity Portfolio                                                     (ICON Advisers, Inc.)
Balanced Portfolio                                                        (ICON Advisers, Inc.)

Covered Call Portfolio                                                    (ICON Advisers, Inc.)

Target VIP Portfolio                                                      (First Trust Advisors, L.P.)
Target Equity/Income Portfolio                                            (First Trust Advisors, L.P.)

THE DOW(SM) TARGET VARIABLE FUND LLC
The Dow Target 10 Portfolios                                              (First Trust Advisors, L.P.)
The Dow Target 5 Portfolios                                               (First Trust Advisors, L.P.)

DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)
Appreciation Portfolio                                                    (Fayez Sarofim & Co.)

FIDELITY(R)VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
VIP Contrafund(R) Portfolio (a value fund)                                Fidelity Management & Research Company
VIP MidCap Portfolio                                                      Fidelity Management & Research Company
VIP Growth Portfolio                                                      Fidelity Management & Research Company
VIP Equity-Income Portfolio                                               Fidelity Management & Research Company

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2 SHARES)
Franklin Income Securities Fund                                           Franklin Advisers, Inc.
Franklin Flex Cap Growth Securities Fund                                  Franklin Advisers, Inc.
Templeton Foreign Securities Fund                                         Templeton Investment Counsel, LLC

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Goldman Sachs Growth(SM) and Income Fund                                  Goldman Sachs Asset Management, L.P.
Goldman Sachs Structured U.S. Equity Fund                                 Goldman Sachs Asset Management, L.P.
Goldman Sachs Capital Growth Fund                                         Goldman Sachs Asset Management, L.P.

JANUS ASPEN SERIES (SERVICE SHARES)
Large Cap Growth Portfolio                                                Janus Capital Management LLC
International Growth Portfolio                                            Janus Capital Management LLC
Worldwide Growth Portfolio                                                Janus Capital Management LLC
Balanced Portfolio                                                        Janus Capital Management LLC

LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Small Cap Portfolio                                     Lazard Asset Management LLC
Lazard Retirement Emerging Markets Portfolio                              Lazard Asset Management LLC
Lazard Retirement International Equity Portfolio                          Lazard Asset Management LLC
Lazard Retirement Equity Portfolio                                        Lazard Asset Management LLC

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
Legg Mason Partners Variable All Cap Portfolio                            Salomon Brothers Asset Management, Inc.
Legg Mason Partners Variable Total Return Portfolio                       Salomon Brothers Asset Management, Inc.
Legg Mason Partners Variable Investors Portfolio                          Salomon Brothers Asset Management, Inc.
MFS(R) VARIABLE INSURANCE TRUST(SM) (SERVICE CLASS)
MFS Investors Growth Stock Series                                         Massachusetts Financial Services Company
MFS Mid Cap Growth Series                                                 Massachusetts Financial Services Company
MFS New Discovery Series                                                  Massachusetts Financial Services Company
MFS Total Return Series                                                   Massachusetts Financial Services Company

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
AMT Regency Portfolio                                                     Neuberger Berman Management Inc.
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE SHARES)
Real Return Portfolio                                                     Pacific Investment Management Company LLC
Total Return Portfolio                                                    Pacific Investment Management Company LLC
Global Bond Portfolio                                                     Pacific Investment Management Company LLC

THE PRUDENTIAL SERIES FUND, INC.
Jennison Portfolio (a growth stock fund)                                  Jennison Associates LLC
Jennison 20/20 Focus Portfolio (a value and growth fund)                  Jennison Associates LLC

ROYCE CAPITAL FUND
Royce Small-Cap Portfolio                                                 Royce & Associates, LLC
Royce Micro-Cap Portfolio                                                 Royce & Associates, LLC

VAN KAMPEN UNIVERSAL INSTITUTIONAL FUNDS (CLASS II)
Core Plus Fixed Income (formerly Fixed Income) Portfolio                  Van Kampen*
U.S. Real Estate Portfolio                                                Van Kampen*
International Growth Equity Portfolio                                     Van Kampen*
Equity Growth Portfolio                                                   Van Kampen*

* Morgan Stanley Investment Management Inc., the investment adviser to these portfolios, does business in certain instances as Van Kampen.

                                    GLOSSARY

Accumulation Units -- Until annuity payments begin, your contract's value in each subaccount is measured by accumulation units. The dollar value of each unit varies with the investment results of the subaccount's corresponding Fund.

Annuitant -- A living person whose length of life determines the number and value of annuity payments to be made.

Annuity Unit -- After annuity payments begin, the amount of each variable payment depends upon the value of your annuity units. The dollar value of each unit varies with the investment results of the subaccount's corresponding Fund.

Fund -- A mutual fund in which subaccount assets may be invested. See the list of "Available Funds" beginning on page 2.

Subaccount -- A subdivision of VAA. The assets of each subaccount are invested in a corresponding available Fund.

Surrender -- To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge.

Valuation Period -- A period of time usually ending at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAA (Variable Account A) -- A separate account of The Ohio National Life Insurance Company consisting of assets segregated from Ohio National's general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account's underlying Funds.

Withdraw -- To receive part of the contract's value without entirely redeeming the contract.

                                   FEE TABLE

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES YOU WILL PAY WHEN YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS (FUNDS). STATE PREMIUM TAXES MAY ALSO BE DEDUCTED IF APPLICABLE.

                                                                  YEARS       CHARGE
CONTRACT OWNER TRANSACTION EXPENSES                               -----       ------
Surrender Charge (a percentage of value withdrawn; the             1st           7%
percentage varies with the number of years from purchase           2nd           7%
payments to which values relate. This charge may also be           3rd           7%
called a Contingent Deferred Sales Charge.)                   4th and later      0%

Transfer Fee (currently no charge for the first 12 transfers each contract year)                          $10
Withdrawal Fee (currently no charge for the first 14 withdrawals)                                      $15.00
Premium Tax (charged upon annuitization, surrender or when assessed)                                   0.0%
  to 5.0% depending on state law
THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES YOU WILL PAY PERIODICALLY WHILE YOU OWN THE CONTRACT, NOT
INCLUDING FUND FEES AND EXPENSES.
Annual Contract Fee (no fee if your contract value exceeds $50,000)                                       $30

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value unless otherwise indicated)
Mortality and Expense Risk Charge                                                                       1.15%
Account Expense Charge                                                                                  0.25%
                                                                                                       ------
Total Separate Account Annual Expenses (without optional added benefits)                               1.40% *

* After the third contract year this charge is reduced to 1.15%.

OPTIONAL SEPARATE ACCOUNT EXPENSES (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus).

If you choose the Annual Stepped-Up Death Benefit, the GMDB or the GMDB Plus riders, or the Combination Death Benefit as described under "Death Benefit," those annual charges are the following percentages of the optional death benefit amounts:

Annual Stepped-Up Death Benefit                                0.25%
  (currently the charge is 0.10%)
GMDB                                                           0.25%
GMDB Plus                                                      0.45%

If you choose the GEB rider, as described under "Death Benefit," the annual charge is the following percentage of your average variable account value:

GEB at issue ages through 70                                   0.15%
GEB at issue ages 71 through 75                                0.30%
GEB "Plus" at issue ages through 70                            0.30%
GEB "Plus" at issue ages 71 through 75                         0.60%

If you choose the GMIB or the GMIB Plus riders, the annual charge is the following percentage of your guaranteed income base as described under "Optional Guaranteed Minimum Income Benefit ("GMIB")":

Percent of GMIB guaranteed income base                         0.45%
Percent of GMIB Plus guaranteed income base                    0.55%

If you choose the GPA, the annual charge is the following percentage of your eligible contract value plus later purchase payments as described under "Optional Guaranteed Principal Access ("GPA") Rider:

For the 7% guaranteed annual withdrawal                        0.40%
For the 8% guaranteed annual withdrawal                        0.50%

If you choose the GPP, the annual charge is the following percentage of your average annual guaranteed principal amount as described under "Optional Guaranteed Principal Protection ("GPP")":

Percent of average annual guaranteed principal amount          0.25%


Total Optional Separate Account Expenses based on contract
  value                                                                        1.10%

Total Optional Separate Account Expenses based on death
  benefit amount                                                               0.85%
                                                                              -----
Total Separate Account Annual Expenses with all optional
  benefits added at their maximum cost                                         3.25%

In the event the contract value and death benefit amounts are not the same, the maximum charges would be 1.10% of the contract value plus 0.85% of the death benefit amount.

THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES INCURRED BY THE FUNDS DURING THE TIME YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                                              MINIMUM   MAXIMUM
                                                              WITHOUT   WITHOUT
                                                              WAIVERS   WAIVERS
                                                              -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES (expenses deducted from
  Fund assets, including management fees, distribution
  (12b-1) fees and other Fund operating expenses)              0.37%     7.39%*

* The Maximum Total Annual Fund Operating Expenses were for a portfolio that had an inception date of November 1, 2005. Therefore, the portfolio's normal annual expenses were assessed against low asset levels in the new portfolio resulting in an unusually high percentage of operating expense.

EXAMPLE

THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES FOR THE MOST EXPENSIVE AVAILABLE FUND. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF PREMIUM TAXES, TYPICALLY CHARGED UPON ANNUITIZATION, SURRENDER OR WHEN ASSESSED. IF THE PREMIUM TAXES WERE REFLECTED, THE CHARGES WOULD BE HIGHER. AS INDICATED ABOVE, CERTAIN OPTIONAL EXPENSES ARE BASED ON DEATH BENEFIT AMOUNTS. UNDER SOME CIRCUMSTANCES, THESE CHARGES COULD BE HIGHER WHEN ASSESSED AS A PERCENTAGE OF THE CONTRACT VALUE. FOR PURPOSES OF THESE EXAMPLES, THE DEATH BENEFIT AMOUNT AND THE CONTRACT VALUE ARE ASSUMED TO BE EQUAL.

THE EXAMPLE ASSUMES YOU INVEST $10,000 IN THE CONTRACT FOR THE PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUMES THE MAXIMUM FEES AND EXPENSES OF THE MOST EXPENSIVE AVAILABLE FUND ASSUMING NO WAIVERS. THE EXAMPLE ASSUMES YOU HAVE SELECTED ALL THE AVAILABLE OPTIONAL BENEFITS AND THE COSTS FOR THOSE BENEFITS ARE BASED ON CONTRACT VALUES OR DEATH BENEFIT AMOUNTS FOR A CONTRACT EXPERIENCING THE ASSUMED ANNUAL INVESTMENT RETURN OF 5%. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD:

        1 YEAR       3 years      5 years      10 years
        ------       -------      -------      --------
        $1,762       $3,867       $5,134        $9,339

(2) IF YOU ANNUITIZE AT THE END OF THE APPLICABLE PERIOD, OR IF YOU DO NOT SURRENDER YOUR CONTRACT:

        1 YEAR       3 YEARS      5 YEARS      10 YEARS
        -------      -------      -------      --------
        $1,126       $3,220       $5,134        $9,339

                              FINANCIAL STATEMENTS

The complete financial statements of VAA and Ohio National Life, including the Independent Registered Public Accounting Firm's Reports for them, are included in the Statement of Additional Information.

                            ACCUMULATION UNIT VALUES

Attached as Appendix B is a table showing selected information concerning Accumulation Units for each Sub-Account for each of the last ten calendar years, or since inception if less. The Accumulation Unit values do not reflect the deduction of certain charges that are subtracted from your annuity contract value, such as the contract maintenance charge. A portion of the information in the table is also included in the Separate Account's financial statements. To obtain a more complete picture of each Sub-Account's financial status and performance, you should review the Separate Account's financial statements which are contained in the Statement of Additional Information.

This series of variable annuity contracts began on August 1, 2006

OHIO NATIONAL LIFE

Ohio National Life was organized under the laws of Ohio on September 9, 1909. We write life, accident and health insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently we have assets of approximately $20 billion and equity of approximately $1.7 billion. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company ultimately owned by a mutual insurance holding company (Ohio National Mutual Holdings, Inc.). Our policyholders own the holding company.

Ohio National and/or its affiliates may pay certain retail broker-dealers additional compensation or reimbursement for their efforts in selling our variable contracts. Reimbursements and additional compensation are paid for the purpose of, among other things, training the broker-dealers' registered representatives regarding the procedures for submitting business to us, internally marketing our products to their registered representatives, educating registered representatives about the benefits and options available under the variable contracts and about the benefits of variable contracts generally. These additional amounts are paid from our profits, not deducted from the contract owners' purchase payments.

Additionally, we may compensate some broker-dealers more than others for the sale of our products. This differential compensation may be based on several factors including, but not limited to, the size of the selling broker-dealer, the amount of previous business generated by the broker-dealer and the length of time Ohio National has contracted with the broker-dealer for the distribution of our contracts. As with reimbursements, these payments are not deducted from contract owners' purchase payments.

From time to time, Ohio National and/or its affiliates may also provide non-cash or cash compensation to certain financial institutions or their registered representatives in the form of occasional gifts, meals, tickets to events, educational conference support, special recognition support or other forms of non-cash and cash compensation as may be permitted by certain regulations applicable to broker-dealers.

OHIO NATIONAL VARIABLE ACCOUNT A

We established VAA on August 1, 1969 as a separate account for funding variable annuity contracts. Purchase payments for the variable annuity contracts are allocated to one or more subaccounts of VAA. However, we may limit you to no more than 18 investment options at any one time. Income, gains and losses, whether or not realized, from assets allocated to VAA are credited to or charged against VAA without regard to our other income, gains or losses. The assets maintained in VAA will not be charged with any liabilities arising out of any of our other business. Nevertheless, all obligations arising under the contracts, including the commitment to make annuity payments, are our general corporate obligations. Accordingly, all our assets are available to meet our obligations under the contracts. VAA is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the subaccounts of VAA are invested at net asset value in Fund shares. Values of other contracts not offered through this prospectus are also allocated to VAA, including some subaccounts that are not available for these contracts.

THE FUNDS

The Funds are mutual funds registered under the Investment Company Act 1940. Fund shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund's investments fluctuates daily and is subject to the risk that Fund management may not anticipate or make changes necessary in the investments to meet changes in economic conditions.

The Funds receive investment advice from their investment advisers. The Funds pay each of the investment advisers a fee as shown in the prospectus for each Fund. In some cases, the investment adviser pays part of its fee to a subadviser.

Affiliates of certain Funds may compensate us based upon a percentage of the Fund's average daily net assets that are allocated to VAA. These percentages vary by Fund. This is intended to compensate us for administrative and other services we provide to the Funds and their affiliates.

For additional information concerning the Funds, including their fees, expenses and investment objectives, see the Fund prospectuses. Read them carefully before investing. They may contain information about other funds that are not available as investment options for these contracts. You cannot be sure that any Fund will achieve its stated objectives and policies.

The investment policies, objectives and/or names of some of the Funds may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar funds often do not have comparable investment performance. The investment results of the Funds may be higher or lower than those of the other funds.

MIXED AND SHARED FUNDING

In addition to being offered to VAA, certain Fund shares are offered to our other separate accounts for variable annuity contracts and a separate account of Ohio National Life Assurance Corporation for variable life insurance contracts. Fund shares may also be offered to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity separate accounts, or separate accounts of other life insurance companies, and qualified plans to invest in Fund shares. Although neither we nor any of the Funds currently foresee any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of VAA's participation in a Fund. Material conflicts could result from such things as:

- changes in state insurance law;

- changes in federal income tax law;

- changes in the investment management of any Fund; or

- differences in voting instructions given by different types of owners.

VOTING RIGHTS

We will vote Fund shares held in VAA at Fund shareholders meetings in accordance with voting instructions received from contract owners. We will determine the number of Fund shares for which you are entitled to give instructions as described below. This determination will be within 90 days before the shareholders meeting. Proxy material and forms for giving voting instructions will be distributed to each owner. We will vote Fund shares held in VAA, for which no timely instructions are received, in proportion to the instructions that we do receive.

Until annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing your contract value in each Fund by the net asset value of a share of that Fund as of the same date. After annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing the actuarial liability for your variable annuity by the net asset value of a Fund share as of the same date. Generally, the number of votes tends to decrease as annuity payments progress.

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The variable annuity contracts are sold by our insurance agents who are also registered representatives of broker-dealers that have entered into distribution agreements with Ohio National Equities, Inc. ("ONEQ"), is a wholly-owned subsidiary of ours. ONEQ is the principal underwriter of the contracts. ONEQ and the broker-dealers are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. We pay ONEQ 5.5% of each purchase payment and ONEQ then pays part of that to the broker-dealers. The broker-dealers pay their registered representatives from their own funds. Purchase payments on which nothing is paid to registered representatives may not be included in amounts on which we pay the sales compensation to ONEQ. If our surrender charge is not sufficient to recover the fee paid to ONEQ, any deficiency will be made up from our general assets. These include, among other things, any profit from the mortality and expense risk charges. ONEQ's address is One Financial Way, Montgomery, Ohio 45242.

                            DEDUCTIONS AND EXPENSES

SURRENDER CHARGE

There is no deduction from purchase payments to pay sales expense. We may assess a surrender charge if you surrender the contract or withdraw part of its value. The purpose of this charge is to defray expenses relating to the sale of the contract, including compensation to broker-dealers, cost of sales literature and prospectuses, and other expenses related to sales activity. The surrender charge is a percentage of the lesser of (a) the amount you withdraw or surrender or (b) your total purchase payments minus all previous withdrawals. This percentage varies with the number of years from the date the purchase payments were made (starting with the first purchase payment) as follows:

    YEARS       PAYMENT
    -----       -------
     1st         7%
     2nd         7%
     3rd         7%
4th and later    0%

During each contract year, you may withdraw not more than 10% of the contract value (as of the day of the first withdrawal made during that contract year) without a surrender charge. You may take this 10% annual free withdrawal in up to 12 installments.

ANNUAL CONTRACT FEE

Each year on the contract anniversary (or when you surrender the contract), we will deduct an annual contract fee of $30 from the contract value. This helps to repay us for maintaining the contract. There is no contract fee for contracts having a value of at least $50,000 at the contract anniversary. There is no charge after annuity payments begin. We guarantee not to increase the annual contract fee.

DEDUCTION FOR ACCOUNT EXPENSE FEE

At the end of each valuation period we deduct an amount equal to 0.25% on an annual basis of the contract value. This deduction reimburses us for expenses not covered by the annual contract fee. Examples of these expenses are accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc.

DEDUCTION FOR MORTALITY AND EXPENSE RISK FEE

We guarantee that, until annuity payments begin, the contract's value will not be affected by any excess of sales and administrative expenses over the deductions for them. We also guarantee to pay a death benefit if the annuitant dies before annuity payments begin. After annuity payments begin, we guarantee that variable annuity payments will not be affected by adverse mortality experience or expenses.

For assuming these risks, when we determine the accumulation unit values and the annuity unit values for each subaccount, we make a deduction from the applicable investment results equal to 1.15% of the contract value on an annual basis. We may decrease that deduction at any time and we may increase it not more often than annually to not more than 1.15% on an annual basis. After the third contract year, the maximum charge under this section will be 0.90%. We agree that the deduction for these risk undertakings shall not be increased to more than the rate in effect at the time the contract is issued. We may discontinue this limitation on our right to increase the deduction, but only as to contracts purchased after notice of the discontinuance. The risk charge is an indivisible whole of the amount currently being deducted. However, we believe that a reasonable allocation would be 0.65% for mortality risk, and 0.50% for expense risk (0.25% after the third contract year). We hope to realize a profit from this charge. However there will be a loss if the deduction fails to cover the actual risks involved.

CHARGES FOR OPTIONAL BENEFITS

There is an additional annual charge if you choose an optional benefit. The additional charge is made on each contract anniversary. Not all optional benefits are available in all states. We may discontinue any of the optional benefits on new contracts at any time.

If you choose the annual stepped-up death benefit, the GMDB or the GMDB Plus or the Combination Death Benefit as described under "Death Benefit," those annual charges are the following percentages of the optional death benefit amounts:

Annual stepped-up death benefit                                0.25%
  (currently the charge is 0.10%)
GMDB                                                           0.25%
GMDB Plus                                                      0.45%

If you choose the GEB, as described under "Death Benefit," the annual charge is the following percentage of your average variable account value:

GEB at issue ages through 70                                   0.15%
GEB at issue ages 71 through 75                                0.30%
GEB "Plus" at issue ages through 70                            0.30%
GEB "Plus" at issue ages 71 through 75                         0.60%

If you choose the GMIB or the GMIB Plus, the annual charge is the following percentage of your guaranteed income base as described under "Optional Guaranteed Minimum Income Benefit ("GMIB")":

Percent of GMIB guaranteed income base                         0.45%
Percent of GMIB Plus guaranteed income base                    0.55%

If you choose the GPA, the annual charge is the following percentage of your eligible contract value plus later purchase payments as described under "Optional Guaranteed Principal Access ("GPA") Rider:

For the 7% guaranteed annual withdrawal                        0.40%
For the 8% guaranteed annual withdrawal                        0.50%

If you choose the GPP, the annual charge is the following percentage of your average annual guaranteed principal amount as described under "Optional Guaranteed Principal Protection ("GPP")":

Percent of GPP beginning contract value                        0.25%

TRANSFER FEE

We may charge a transfer fee of $10 for each transfer from one or more subaccounts to other subaccounts. Only one charge is assessed for transfers out of any one subaccount, even if the transfer is to multiple subaccounts. The fee is charged pro rata against the subaccounts from which the transfer is made. We currently do not charge for your first 12 transfers each contract year. Other restrictions may apply to transfers. See "Transfers among Subaccounts" below.

DEDUCTION FOR STATE PREMIUM TAX

Depending on your state, a premium tax or some similar charge may be levied based on the amount of your annuity purchase payments. We will deduct from your contract value the amount of any applicable premium taxes or similar assessment charged by any state or other governmental entity. While the rates are subject to change, the range for the premium tax is currently between 0.0% and 5.0%. If a charge is assessed, we will deduct that amount from your contract value at the time the contract is surrendered, at the time you annuitize, or at such earlier time that we may become subject to the premium tax. We may also deduct the premium tax from any death benefit proceeds.

FUND EXPENSES

There are deductions from, and expenses paid out of, the assets of the Funds. These are described in the Fund prospectuses.

                   DESCRIPTION OF VARIABLE ANNUITY CONTRACTS

10-DAY FREE LOOK

You may revoke the contract at any time until the end of 10 days after you receive it (or such longer period as may be required by your state law) and get a refund of the contract value as of the date of cancellation. To revoke, you must return the contract to us within the free look period. In some states, state law requires that the original purchase price be returned in lieu of the current contract value if you exercise your free look. Any purchase payments in these states to be allocated to variable Funds may first be allocated to the Money Market portfolio until the end of the free look period.

                              ACCUMULATION PERIOD

PURCHASE PAYMENTS

Your first purchase payment must be at least $5,000 ($2,000 for IRAs). You do not have to make any more payments after that. But you may make additional purchase payments at any time of at least $500 each ($300 for payroll deduction plans). We may limit your total purchase payments to $1,500,000. If the check for your payment is dishonored, you will be liable to us for any changes in the market value between the date we receive your check and the date we are notified that the payment was dishonored. We will deduct any amount due for this reason from your contract value.

ACCUMULATION UNITS

Until the annuity payout date, the contract value is measured by accumulation units. As you make each purchase payment, we credit units to the contract (see Crediting Accumulation Units). The number of units remains constant between purchase payments but their dollar value varies with the investment results of each Fund to which payments are allocated.

CREDITING ACCUMULATION UNITS

Your registered representative will send an order or application, together with the first purchase payment, to our home office for acceptance. We may enter into arrangements with certain broker-dealers whereby submission of the completed application and first purchase payment to the broker-dealer will be credited and deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we first must ensure that the broker-dealer has adequate compliance controls in place to prevent applications received after the cut-off time (usually 4:00 p.m. Eastern time) from being submitted to us for issuance as if received before the cut-off time.

Upon acceptance, we issue a contract and we credit the first purchase payment to the contract in the form of accumulation units. If all information necessary for issuing a contract and processing the purchase payment is complete, we will credit your first purchase payment within two business days after receipt. If we do not receive everything within five business days, we will return the purchase payment to you immediately unless you specifically consent to having us retain the purchase payment until the necessary information is completed. After that, we will credit the purchase payment within two business days.

You must send any additional purchase payments directly to our home office. They will then be applied to provide that number of accumulation units (for each subaccount) determined by dividing the amount of the purchase payment by the unit value next computed after we receive the payment at our home office. Except as detailed in the paragraph above, payments received after 4 p.m. (Eastern time) on any process day (earlier those days when the New York Stock Exchange closes early) will be priced at the next calculated unit value.

ALLOCATION OF PURCHASE PAYMENTS

You may allocate your purchase payments among up to 18 investment options including the variable subaccounts of VAA and to the Guaranteed Account. The amount you allocate to any Fund or the Guaranteed Account must equal a whole percent. You may change your allocation of future purchase payments at any time by sending written notice to our home office. Changes in allocation of purchase payments are not deemed effective until received by us at our administrative office.

OPTIONAL ASSET ALLOCATION MODELS

You may choose an optional asset allocation model for your contract's variable account values. If you choose this option, it must be used for all your variable account values. There is no charge for using an optional asset allocation model. You may choose a model, discontinue using a model or change from one model to another at any time by notifying us. However, some optional benefits require participation in the asset allocation models. You may not use more than one model at a time.

Asset allocation is the distribution of invested assets among several different kinds of investments (such as large cap domestic value stocks, small cap domestic growth stocks, foreign stocks, long term investment-grade bonds, intermediate term bonds, high income bonds, money market instruments, real estate securities and so on). Historically, diversification among several different kinds of asset classes has been shown to help reduce volatility over long periods of time. However, there can be no assurance that asset allocation will reduce volatility or enhance performance.

We have retained Ibbotson Associates to develop several asset allocation models, each comprising a combination of the contract's available Funds. However, we reserve the right to change the third party consultant we use to develop the asset allocation models. Ibbotson selects the Funds for each of the models in accordance with risk/ return profiles they have developed. Currently there are 5 models ranging from Model 1 (having relatively conservative investments with a lower risk/return profile) to Model 5 (having relatively aggressive investments with a higher risk/return profile).

At the end of each quarter, variable account values allocated within each model will be rebalanced to maintain the mix of investments in the proportions originally established for each model. You will then receive a confirmation of the transfers made among the Funds within your contract. The transfer charge does not apply to these quarterly rebalancing transactions. The transfer charge will apply if, by changing from one model to another, you exceed the 12 free transfers allowed per year. When you change models, it counts as one transfer.

Your registered representative or financial adviser can help you determine the model that best fits your risk tolerance, investment horizon and objectives. The variable account portion of any purchase payments you make after selecting an asset allocation model will be allocated among the Funds as specified by the model you choose.

If your contract includes the optional Guaranteed Principal Protection (GPP) or Guaranteed Principal Access (GPA) rider, your variable account values must be in one of the models. The GPP or GPA rider will be cancelled if you are no longer using any model.

ACCUMULATION UNIT VALUE AND ACCUMULATION VALUE

We set the original accumulation unit value of each subaccount of VAA for these contracts at the beginning of the first valuation period for each such subaccount. We determine the unit value for any later valuation period by multiplying the unit value for the immediately preceding valuation period by the net investment factor (described below) for such later valuation period. We determine a contract's value by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that amount in the Guaranteed Account or in a Dollar Cost Averaging Account.

NET INVESTMENT FACTOR

The net investment factor measures the investment results of each subaccount. The investment performance and expenses of each Fund, and the deduction of contract charges, affect daily changes in the subaccounts' accumulation unit values. The net investment factor for each subaccount for any valuation period is determined by dividing (a) by (b), then subtracting (c) from the result, where:

(a) is:

     (1) the net asset value of the corresponding Fund share at the end of a valuation period, plus

     (2) the per share amount of any dividends or other distributions declared for that Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

     (3) a per share charge or credit for any taxes paid or reserved for the maintenance or operation of that subaccount; (No federal income taxes apply under present law.)

(b) is the net asset value of the corresponding Fund share at the end of the preceding valuation period; and

(c) is the deduction for administrative and sales expenses and risk undertakings.

SURRENDER AND WITHDRAWAL

Before annuity payments begin you may surrender (totally withdraw the value of) your contract, or withdraw part of the contract value (at least $500). You must make all surrender or withdrawal requests to us in writing delivered to us at the address on the first page of this prospectus. The surrender charge may then apply. That charge is taken from the total amount withdrawn.

Unless you specify otherwise, the withdrawal will be made pro-rata from your values in each Fund. The amount you may withdraw is the contract value less any surrender charge and any premium tax charge that may apply. In the case of a surrender, we subtract any contract administration charge. We will pay you within seven days after we receive your request. However, we may defer payment of Guaranteed Account values as described below. Surrenders and withdrawals are limited or not permitted in connection with certain retirement plans. For possible tax consequences of a surrender or withdrawal, see "Federal Tax Status" below.

If you request a surrender or withdrawal which includes contract values derived from purchase payments that have not yet cleared the banking system, we may delay mailing the portion relating to such payments until your check has cleared. We require the return of the contract in the case of a surrender.

Your right to withdraw may be suspended or the date of payment postponed:

(1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which the Securities and Exchange Commission has restricted trading on the Exchange;

(2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of a Fund's net assets; or

(3) such other periods as the Commission may order to protect security holders.

TRANSFERS AMONG SUBACCOUNTS

You may transfer contract values from one or more Funds to one or more other Funds. You may make transfers at any time before annuity payments begin. The amount of any transfer must be at least $300 (or the entire value of the contract's interest in a Fund, if less). Not more than 20% of a contract's Guaranteed Account value (or $1,000, if greater) as of the beginning of a contract year may be transferred to variable Funds during that contract year.

We may limit the number, frequency, method or amount of transfers. We may limit transfers from any Fund on any one day to 1% of the previous day's total net assets of that Fund if we or the Fund in our discretion, believe that the Fund might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone, facsimile and other electronic requests in the order received. This policy will be applied uniformly without exception. We will notify you if your requested transfer is not made. Current SEC rules preclude us from processing at a later date those requests that were not honored. Accordingly, you would need to submit a new transfer request in order to make a transfer that was not honored because of these limitations.

Certain third parties may offer you investment management services for your contract. We will honor transfer requests from these third parties only if you give us a written power of attorney to do so. Fees you pay for such other services are in addition to any contract charges.

We discourage excessive trading and market timing through your contract. Excessive trading into and out of the portfolios can disrupt portfolio investment strategies and increase the portfolios' operating expenses. In addition, excessive trading lowers overall portfolio performance for long term investors, prevents portfolio managers from taking timely advantage of investment opportunities, and creates liquidity risks for the portfolios. The contract and the underlying portfolios are not designed to accommodate excessive trading practices. We and the portfolios reserve the right, in our sole discretion, to restrict, reject or cancel purchase and exchange orders which we believe represent excessive or disruptive trading. Listed below are some, but not necessarily all the steps we may take to discourage excessive trading and market timing.

The first time the contract owner is determined to have traded excessively, we will notify the contract owner in writing that his or her contract will be monitored for additional transactions in excess of the established limits and such subsequent activity may result in suspension of electronic transfer privileges and/or suspension of all transfer privileges. The established limits are determined internally as a protection against frequent trading and are not disclosed in the prospectus or other otherwise made public.

Upon the second instance of excessive trading, the contract owner will be advised that his or her electronic transfer privileges have been suspended and that all transfer requests must be submitted in writing and delivered via U.S. mail.

Upon the third instance of excessive trading, transfers of contract values will only be permitted into the money market portfolio and all transfer privileges will be suspended. The contract owner will be informed in writing of the denial of future transfer privileges. If a contract owner decides to surrender the contract following suspension of transfer privileges, the contract owner will incur the resulting surrender charge.

We may, in our sole discretion take any contract off of the list of monitored contracts, or restore suspended transfer privileges if we determine that the transactions were inadvertent or were not done with the intent to market time. OTHERWISE, ALL OF OUR POLICIES RELATED TO EXCESSIVE TRADING AND MARKET TIMING AS DESCRIBED IN THIS SECTION WILL BE APPLIED TO ALL CONTRACT OWNERS UNIFORMLY AND WITHOUT EXCEPTION. Other trading activities may be detrimental to the portfolios. Therefore, we may place a contract on the list of monitored contracts despite the fact the contract owner has not exceeded the established transfer limits. You may be deemed to have traded excessively even if you have not exceeded the number of free transfers permitted by your contract.

Some of the factors we may consider when determining whether or not to place a contract on the list of monitored contracts may include, but not be limited to:

- The number of transfers made in a defined period;

- The dollar amount of the transfer;

- The total assets of the portfolios involved in the transfer;

- The investment objectives of the particular portfolios involved in your transfers; and/or

- Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Contract owners who have not engaged in market timing or excessive trading may also be prevented from transferring contract values if we, or the portfolios, believe that an intermediary associated with the contract owner's account has otherwise been involved in market timing or excessive trading on behalf of other contract owners. Likewise, contract owners who have not engaged in intentional market timing or engaged in intentional disruptive or excessive trading may have their transfers rejected or their transfer privileges suspended if their trading activity generates an exception report in our transfer monitoring systems.

Contract owners seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that we or the portfolios will be able to identify such contract owners or curtail their trading practices. Our ability and the ability of the portfolios to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the portfolios receive orders from omnibus accounts, which is common among funds offering portfolios to insurance companies offering variable products, the portfolios may not be able to detect an individual's excessive trading practices through these omnibus accounts. If we are unable to detect those contract owners engaging in market timing and/or excessive trading, the previously mentions harm associated with excessive trading (lower portfolio performance, liquidity risks, increased portfolio expenses, etc.) may occur.

We may alter or amend this policy as required to comply with state or federal regulations and such regulations may impose stricter standards than currently adopted by us or the portfolios.

EFFECTIVE TIME FOR PURCHASE, TRANSFER OR REDEMPTION ORDERS

Orders to purchase, redeem or transfer shares received after the close of the New York Stock Exchange, typically 4:00 p.m. (Eastern time) will not become effective until the next business day.

However, we may enter into arrangements with certain broker-dealers whereby orders to purchase accumulation units (either through an initial purchase or subsequent purchase payments to an existing contract) will be credited and deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we will first ensure that the broker-dealer has adequate compliance controls in place to prevent orders to purchase units received after the cut-off time (usually 4:00 p.m. Eastern time) from being credited as if received before the cut-off time.

ELECTRONIC ACCESS

If you give us a pre-authorization form, your contract and unit values and interest rates can be checked by telephoning us at 1-800-366-6654, #1 or by accessing our web site at any time at www.ohionational.com. You may also request transfers and change allocation on our web site. You may only make one electronic, facsimile or telephone (collectively, "electronic") transfer per day.

We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. We will not honor electronic transfer requests after we receive notice of your death. For added security, we send the contract owner a written confirmation of all electronic transfers on the next business day. However, if we cannot complete a transfer as requested, our customer service representative will contact the owner in writing sent within 48 hours of the electronic request. YOU MAY THINK THAT YOU HAVE LIMITED THIS ACCESS TO YOURSELF, OR TO YOURSELF AND YOUR REPRESENTATIVE. HOWEVER, ANYONE GIVING US THE NECESSARY IDENTIFYING INFORMATION CAN USE ELECTRONIC ACCESS ONCE YOU AUTHORIZE IT.

Please note that telephone and/or other means of electronic communication may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, your agent's or ours can experience inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent our receipt and processing of your requests. Although we have taken precautions and have emergency contingency plans to limit these problems, we cannot promise complete reliability under all circumstances. If you experience such problems, your should make your transfer request by writing to our home office.

We reserve the right to limit or restrict electronic access in any form at any time as to any contract owner.

SCHEDULED TRANSFERS (DOLLAR COST AVERAGING)

We may offer a scheduled transfer ("DCA") program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount of at least $300 each time. At least 12 DCA transfers must be scheduled, but we may permit fewer under some special DCA programs. The transfers may be from any variable Funds to any other variable Funds. Transfers may be made from the Guaranteed Account to any other Funds if the DCA program is established at the time the contract is issued, and the DCA program is scheduled to begin within 6 months of the time you make purchase payments from which DCA transfers will be made. A DCA program from the Guaranteed Account may not exceed 2 years. For transfers from variable Funds, the DCA program may not exceed 5 years. There is no transfer fee for DCA transfers. DCA transfers do not count against the 12 free transfers you are allowed each contract year. We may discontinue the DCA program at any time. You may also discontinue further DCA transfers by giving us written notice at least 7 business days before the next scheduled transfer.

DCA generally has the effect of reducing the risk of purchasing at the top, and selling at the bottom, of market cycles. DCA transfers from the Guaranteed Account or from a Fund with a stabilized net asset value, such as the Money Market portfolio, will generally reduce the average total cost of indirectly purchasing Fund shares because greater numbers of shares will be purchased when the share prices are lower than when prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. Moreover, for transfers from a variable Fund, DCA has the effect of reducing the average price of the shares being redeemed.

PORTFOLIO REBALANCING

You may have us automatically transfer amounts on a quarterly, semi-annual or annual basis to maintain a specified percentage (whole percentages only) of contract value in each of two or more designated Funds. The purpose of a portfolio rebalancing strategy is to maintain, over time, your desired allocation percentage in the designated Funds having differing investment performance. Portfolio rebalancing will not necessarily enhance future performance or protect against future losses.

The transfer charge does not apply to portfolio rebalancing transactions. These transactions do not count against the 12 free transfers you are allowed each contract year. You may not have portfolio rebalancing for any Funds that are part of a DCA program.

OPTIONAL GUARANTEED PRINCIPAL ACCESS ("GPA")

We may offer a Guaranteed Principal Access ("GPA") rider in those states where permitted. With certain restrictions, this rider guarantees:

i. you will be able to withdraw a portion (up to 7% or 8%, depending on the rider you choose) of your contract's guaranteed principal amount for a term of ten years, regardless of the then current cash value of your contract, and

ii. we will add into the contract the excess, if any, of the guaranteed principal amount, adjusted for withdrawals, over the eligible contract value, if the eligible contract value is positive at the end of the ten year term. The eligible contract value is the contract value attributable to the beginning principal amount; and

iii. we will allow you to take periodic withdrawals from your contract as described below in a total amount equal to the excess of the guaranteed principal amount, adjusted for withdrawals, over the eligible contract value, if the eligible contract value is reduced to zero during the ten year term.

This rider is beneficial to those contract owners who anticipate taking withdrawals over a limited time and who are concerned about possible decreases in contract values affecting the amount available for their withdrawal. This rider differs from the Guaranteed Principal Protection ("GPP") rider because the GPP rider does not contemplate, nor guarantee withdrawals. If you do not anticipate withdrawing money from your rider in the next ten years, you may wish to purchase the GPP rider which guarantees your principal at the end of the ten years and costs less than the GPA rider.

If you select this rider, at the end of the ten-year rider period, we will credit your contract with the difference between the remaining unused guaranteed principal amount and the remaining eligible contract value. If at the end of the rider term the contract value relating to the guaranteed principal amount exceeds the unused guaranteed principal amount, there will be no additional amounts added to your rider.

You may apply for the GPA rider at the time you apply for the contract or upon any subsequent contract anniversary so long as the annuitant is under age 81 at the time the rider is issued. In addition, the GPA rider is not available in conjunction with the Guaranteed Principal Protection ("GPP") rider or the Guaranteed Minimum Income Benefit ("GMIB") rider we may offer. If you select the GPA rider, the variable portion of your contract values must be allocated to and, for the duration of the rider, remain in one of the Asset Allocation Models and you must abide by all the rules associated with the Asset Allocation Models (see "Optional Asset Allocation Models"). You may also have a portion of your contract values in a fixed accumulation account or a dollar-cost averaging account that transfers to a model, that we may offer while this rider is in force

The annual charge for the rider is deducted on each contract anniversary and is ..40% of your contract value for the 7% GPA rider and .50% of your eligible contract value for the 8% GPA rider.

The annual amount you may withdraw is a percentage (7% or 8%) of the beginning guaranteed principal amount. The beginning guaranteed principal amount is defined as your initial purchase payment, plus any additional purchase payments received within the first six months after the contract is issued. If the rider is added after issue, the beginning guaranteed principal amount is the then-current contract value.

It is not necessary that you withdraw from the guaranteed amount from your contract each year. However, the amount available for withdrawal is not cumulative from year to year. For example, if you only withdraw 5% of an eligible 7%, the amount available the next year is still 7%. The amount you elect not to withdraw in a year remains guaranteed and will be included in the amount to be added to the contract, if any, at the end of the ten year withdrawal period.

You may also withdraw more than the annual guaranteed withdrawal amount in a given year. However, the excess withdrawal amount will function to reduce the amount guaranteed for withdrawal in later years of the rider and may be subject to a surrender charge. The amount eligible for withdrawal during the remainder of the rider period following an excess withdrawal is the lesser of the contract value immediately following the excess withdrawal or the guaranteed principal amount less the amount withdrawn. The amount you may withdraw on a guaranteed basis will be less than the amount you were able to withdraw and on the next contract anniversary, you will begin a new 10-year term and your guaranteed annual withdrawal amount will be recalculated. As a result, if you take an excess withdrawal when your contract value is less than your beginning guaranteed principal amount, you will forfeit a portion of the prior beginning guaranteed principal amount. In addition, if you take an excess withdrawal and as a result your contract value related to the beginning guaranteed principal amount is zero, you will have no benefit under the GPA rider. Also, an excess withdrawal may impact the amount you will receive under a scheduled payment or withdrawal plan because the guaranteed withdrawal amount eligible for withdrawal in future years is decreased.

If you terminate the rider, either by notifying us before the next contract anniversary date or by moving contract values out of the optional Asset Allocation Models, we reserve the right to assess a pro rata charge for the part of the year the rider is in effect.

The guaranteed withdrawal amounts are not subject to the surrender charge. This is true even if the amount of your guaranteed withdrawal is more than the amount of the free withdrawal amount under your base contract. Excess withdrawals in an amount more than the guaranteed withdrawal amount may be subject to a surrender charge if the amount withdrawn also exceeds the free withdrawal amount under your base contract (10% of the contract value).

After the rider has been in effect for at least 5 years, we offer you the opportunity to reset the GPA rider. You may reset the rider on a subsequent contract anniversary so long as the annuitant has not reached age 81. Upon resetting the rider, you will be eligible to annually withdraw 7% or 8% of the then-current contract value each of the next 10 years. The charge for a rider upon reset may be higher than the initial charge for the rider. You may reset the rider more than once, but you must wait 5 years between resets.

The guaranteed withdrawal amounts are not subject to the surrender charge. This also applies to the reset riders. This is true even if the amount of your guaranteed withdrawal is more than the amount of the free withdrawal amount under your base contract. Excess withdrawals in an amount more than the guaranteed withdrawal amount may be subject to a surrender charge if the amount withdrawn in a year also exceeds the annual free withdrawal amount under your base contract (10% of the contract value).

If, during the course of the rider, your eligible contract value decreases to zero and you are still eligible for guaranteed withdrawals, we will pay the remaining guaranteed principal amount in a series of preauthorized withdrawals, for which we may limit the amount or frequency. In other words, the remaining guaranteed principal amounts are paid to you through a single premium immediate fixed annuity. You may elect any payout option you wish, except that the annual payouts may not exceed the guaranteed principal withdrawal amount you would have otherwise been entitled to receive. As such, your annual payments will continue beyond the end of the ten year term until your remaining guaranteed principal amount is paid out in full. We will not pay interest on the amounts to be paid to you under these circumstances. Additionally, if your entire contract value decreases to zero, we will not accept any additional purchase payments under the contract and the contract will cease to provide any death benefit.

The rider will continue only upon the death of the owner and the transfer of the contract through the spousal continuation provision of your contract. Upon a spousal transfer, the new owner has all the rights of the original owner, including the right to reset the rider and renew the rider at the end of the 10-year term. Unless there is a spousal continuation, this rider terminates upon the death of the owner.

OPTIONAL GUARANTEED PRINCIPAL PROTECTION ("GPP")

In those states where permitted, you may choose the GPP rider when you apply for the contract, or on a contract anniversary, if the annuitant is then under age
80. GPP is not available when your contract includes the optional Guaranteed Principal Access ("GPA") rider.

If you continue the GPP rider until the end of its 10-year term, and do not make any withdrawals, we guarantee that your eligible contract value will not be less than it was at the beginning of the 10-year term. On the last day of the 10-year term, we will add an amount to your contract value to increase it to the "guaranteed contract value" if the contract value at the end of the 10-year term is less than the guaranteed contract value. The guaranteed contract value is the contract value:

(a) as of the first day of the rider's term or

(b) the amount in (a) plus the total of any purchase payments made in the first 6 months if the rider was included in the contract when you purchased the contract,

reduced pro rata for any withdrawals you made.

Contract values attributable to purchase payments made after the rider is added (or after the first 6 months if the rider is included when the contract was issued) are not included in the guaranteed contract value and do not count as part of your contract value at the end of the term for purposes of determining the benefit amount.

If you choose GPP, you must allocate all variable contract values to one of the asset allocation models (see Optional Asset Allocation Models) during the entire 10-year term of the rider. You may change asset allocation models at any time. You may also have a portion of your contract values in a fixed accumulation account or a dollar-cost averaging account that we may offer while this rider is in force. If you stop using a model, we will cancel the GPP rider. You may cancel the GPP rider as of any contract anniversary by notifying us before that anniversary. Cancellation of the GPP rider does not affect any other contract features. You may continue using an asset allocation model after the GPP rider ends.

The charge for the GPP rider is made on each contract anniversary at the rate of 0.25% of the average of your guaranteed principal amount at the beginning and the end of each contract year. This charge will discontinue if the GPP rider is cancelled.

At the end of the 10-year term, you may reset the rider for another 10-year term if the annuitant is then under age 80. The guaranteed contract value under the new GPP 10-year term will be your contract value as of the end of the 10-year term then ended, including any amount we then add pursuant to the earlier GPP 10-year term, subject to adjustment for any withdrawals. You may also reset the GPP rider's guaranteed contract value at the current contract value on any contract anniversary after the rider has been in effect for at least 5 years (if the annuitant is then under age 80). This starts a new 10-year term.

If the annuitant dies during the 10-year term, and his or her spouse continues the contract, the GPP rider may also be continued.

NURSING FACILITY CONFINEMENT

We will not assess a surrender charge if the owner is confined to a state licensed or legally operated in-patient nursing home facility for at least 30 consecutive days. This waiver of the surrender charge may not be available in all states. It only applies when:

- the confinement begins after the first contract anniversary and before annuity payments begin;

- the contract was issued before the annuitant's 80th birthday, and

- we receive the request for withdrawal, together with proof of the confinement, at our home office while the owner is confined or within 90 days after discharge from the facility.

DEATH BENEFIT

If the annuitant dies before annuity payments begin, the contract pays a death benefit to a designated beneficiary. We may require that any designated beneficiary have an insurable interest in the life of the annuitant. The amount of the death benefit will be determined at the date we receive proof of the annuitant's death and satisfactory instructions from the beneficiary for disposition of the contract. If there are multiple beneficiaries, and the owner has not selected a settlement option, all of the beneficiaries must agree on a settlement option or the payout value will be paid to all of them proportionally. It will be paid to the beneficiary in a single sum unless you elect settlement under one or more of the settlement options. In lieu of the death benefit, the beneficiary may surrender the contract, without incurring a surrender charge, anytime within 60 months after the annuitant's death. If the contract value as of the date of death is less than the death benefit, we will add an amount equal to that difference to the Money Market portfolio.

This death benefit will be the greatest of:

- the contract value; or

- your total purchase payments minus any amounts you have withdrawn from the contract; or

- the optional annual stepped-up death benefit amount if you chose that option;
  or

- the guaranteed minimum death benefit ("GMDB") if you chose that option; or

- the optional enhanced death benefit ("GEB" or "GEB Plus"), plus the greatest of the other options you choose, if you chose that option.

"Net purchase payments" means your total purchase payments minus a pro rata adjustment for any amounts you have withdrawn from the contract based on the percentage reduction to the contract value that resulted from the withdrawal.

In those states where permitted, you may choose an optional annual stepped-up death benefit at the time the contract is issued. With that option, the death benefit will be increased, until the anniversary following the annuitant's 85th birthday, on each contract anniversary on which the contract value exceeds the death benefit for the previous year. The stepped-up death benefit as of each contract anniversary will be the greater of (a) the contract value as of that anniversary or (b) net purchase payments made on or before the anniversary. The stepped-up death benefit amount is increased by purchase payments and decreased by withdrawals made during the period between contract anniversaries. There is an additional annual charge (presently at an annual rate of 0.10% of the optional death benefit amount, which rate may be increased to no more than 0.25% on contracts issued in the future) for this optional benefit. Any increase in this charge will not apply to contracts issued before the increase occurs.

In those states where permitted, you may choose the GMDB or GMDB Plus at the time the contract is issued. With this option, the death benefit is the greater of (a) the contract value on the date of death or (b) the GMDB amount. The GMDB amount is (i) total purchase payments minus any amounts you have withdrawn from the contract plus (ii) a daily increase, until the annuitant attains age 80 (or age 85 for GMDB Plus), at an effective annual rate of 6%, but values in the Money Market portfolio or the Guaranteed Account will earn the rate being credited to the Money Market portfolio or the Guaranteed Account on those days in which the values are so allocated. This total death benefit amount shall not exceed two times (i). Any withdrawals in a contract year equal to or less than 6% of the GMDB amount as of the beginning of that year will reduce the GMDB amount by the amount of such withdrawals. There is no maximum benefit amount for the GMDB Plus. Any withdrawals in a contract year in excess of 6% of the GMDB amount as of the beginning of that year will reduce the GMDB and maximum death benefit amounts pro rata. In other words, under the pro rata adjustment, the guaranteed minimum death benefit amount will reduce by the same percentage reduction of the contract value that resulted from the withdrawal. There is an additional annual charge for this option of 0.25% of the GMDB amount, or 0.40% for the GMDB Plus amount.

The only difference between the GMDB and GMDB Plus is that the GMDB Plus accumulation period goes to 85 instead of 80 and the cost is 0.45% instead of 0.25%.

In those states where permitted, you may choose the GEB at the time the contract is issued. This benefit will never exceed $1,000,000. With the GEB option, the following amount will be added to any other amount payable upon the annuitant's death:

- 25% of the lesser of (a) two times net purchase payments or (b) the contract value on the date of death minus net purchase payments; or

- 40% of the lesser of (a) two and a half times net purchase payments, or (b) the contract value on the date of death minus net purchase payments. This is the GEB "Plus."

For the regular GEB option, there is an additional annual charge of 0.15% of the variable contract value (or 0.30% if you are age 71 to 75 when your contract is issued). If you choose the GEB "Plus," the charge is 0.30% (or 0.60% for issue ages 71 to 75). After the contract has been in effect for 6 months, any purchase payments made within 6 months before the date of death will not be included for calculating the amount of this benefit. You may choose GEB in addition to one of the other death benefit options.

The beneficiary for any death proceeds may choose to wait up to 5 years to surrender the contract for the then contract surrender value. If the beneficiary is the deceased annuitant's spouse, he or she may continue the contract as the new owner and annuitant, and the 5-year limit will not apply.

GUARANTEED ACCOUNT

We may offer a Guaranteed Account as a rider to your contract. The Guaranteed Account guarantees a fixed return for a specified period of time and guarantees the principal against loss. We may also refer to the Guaranteed Account as the Fixed Account or the Fixed Accumulation Account. The Guaranteed Account is not registered as an investment company. Interests in it are not subject to the provisions or restrictions of federal securities laws. The staff of the Securities and Exchange Commission has not reviewed disclosures regarding it. We invest our general assets at our discretion as allowed by Ohio law.

The Guaranteed Account consists of all of our general assets other than those allocated to a separate account. If the Guaranteed Account is available on your contract, you may allocate purchase payments and contract values between the Guaranteed Account and the Funds. There might be periods when we will not make the Guaranteed Account available on new contracts.

The amount of investment income allocated to the contracts varies from year to year at our sole discretion. However, we guarantee that we will credit interest at a rate of not less than 3% per year (or such lower rate as may be permitted by applicable state law), compounded annually, to contract values allocated to the Guaranteed

Account. We may credit interest at a rate in excess of 3% or in excess of the guaranteed minimum interest rate allowed by state law, but any such excess interest credit will be in our sole discretion.

We guarantee that, before annuity payments begin, the value of a contract in the Guaranteed Account will never be less than:

- the amount of purchase payments allocated to, and transfers into, the Guaranteed Account, plus

- interest credited at the rate of 3% per year (or such lower rate that will be indicated in the contract) compounded annually, plus

- any additional excess interest we may credit to guaranteed values, minus

- any withdrawals, loans and transfers from the guaranteed values, minus

- any surrender charge on withdrawals, loan interest, state premium taxes, transfer fees, and the portion of the $30 annual contract administration charge allocable to the Guaranteed Account.

No deductions are made from the Guaranteed Account for Account Expenses or Mortality and Expense Risk Charges. Insurance risk charges for optional benefit riders are taken pro rata from the Guaranteed Account and variable subaccounts.

Other than pursuant to a DCA (scheduled transfer) or portfolio rebalancing program, we may restrict transfers of your Guaranteed Account value during a contract year to not more than 20% of that value as of the beginning of a contract year (or $1,000, if greater). As provided by state law, we may defer the payment of amounts to be withdrawn from the Guaranteed Account for up to six months from the date we receive your written request for withdrawal.

OHIO NATIONAL LIFE EMPLOYEE DISCOUNT

We and our affiliated companies offer a benefit in the form of an additional premium on the purchase of contracts by any of our employees, directors or retirees, or their spouse or the surviving spouse of a deceased retiree, their minor children, or any of their children ages 18 to 21 who is either (i) living in the purchaser's household or (ii) a full-time college student being supported by the purchaser, or any of the purchaser's minor grandchildren under the Uniform Gifts to Minors Act. This premium counts as additional income under the contract. The amount of the benefit equals 2.5% of all purchase payments made in the first contract year and 3.9% of purchase payments made in the second through sixth contract years. We allocate amounts to the Guaranteed Account in these amounts at the time the eligible person makes each payment. If an employee exercises his or her free look right, the full amount of the benefit will be deducted when we pay the free look proceeds.

                                 ANNUITY PERIOD

ANNUITY PAYOUT DATE

Annuity payments begin on the annuity payout date. You may select this date when the contract is issued. It must be at least 30 days after the contract date. You may change it from time to time so long as it is the first day of any month at least 30 days after the date of such change. The contract restricts the annuity payout date to not later than the first of the month following the annuitant's 90th birthday. This restriction may be modified by applicable state law or we may agree to waive it.

The contracts include our guarantee that we will pay annuity payments for the lifetime of the annuitant (and any joint annuitant) in accordance with the contract's annuity rates, no matter how long you live.

Once annuity payments begin, you may not surrender the contract for cash except that, upon the death of the annuitant, the beneficiary may surrender the contract for the commuted value of any remaining period-certain payments.

ANNUITY OPTIONS

You may elect one or more of the following annuity options. You may change the election anytime before the annuity payout date.

Option 1(a):  Life Annuity with installment payments for the lifetime of the annuitant. (The contract has no more value after the annuitant's death).
Option 1(b):  Life Annuity with installment payments guaranteed for five years and then continuing during the remaining lifetime of the annuitant.
Option 1(c):  Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant.
Option 1(d):  Installment Refund Life Annuity with payments guaranteed for a period certain and then continuing during the remaining lifetime of the annuitant. The number of period-certain payments is equal to the amount applied under this option divided by the amount of the first payment.
Option 2(a):  Joint & Survivor Life Annuity with installment payments during the lifetime of the annuitant and then continuing during the lifetime of a contingent annuitant. (The contract has no more value after the second annuitant's death.)
Option 2(b):  Joint & Survivor Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant or a contingent annuitant.

We may agree to other settlement options.

Unless you direct otherwise, we will apply the contract value as of the annuity payout date to provide annuity payments pro-rata from each Fund in the same proportion as the contract values immediately before the annuity payout date.

If no election is in effect on the annuity payout date, we will apply contract value under Option 1(c) with the beneficiary as payee for any remaining period-certain installments payable after the death of the annuitant. The Pension Reform Act of 1974 might require certain contracts to provide a Joint and Survivor Annuity. If the contingent annuitant is not related to the annuitant, Options 2(a) and 2(b) are available only if we agree.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

To determine the first variable annuity payment we apply the contract value for each Fund in accordance with the contract's settlement option tables. The rates in those tables depend upon the annuitant's (and any contingent annuitant's) age and sex and the option selected. The annuitant's sex is not a factor in contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes. We determine the value to be applied at the end of a valuation period (selected by us and uniformly applied) not more than 10 valuation periods before the annuity payout date.

If the amount that would be applied under an option is less than $5,000, we will pay the contract value to the annuitant in a single sum. If the first periodic payment under any option would be less than $100, we may change the frequency of payments so that the first payment is at least $100.

ANNUITY UNITS AND VARIABLE PAYMENTS

After your first annuity payment, later variable annuity payments will vary to reflect the investment performance of your Funds. The amount of each payment depends on the number of your annuity units. To determine the number of annuity units for each Fund, divide the dollar amount of the first annuity payment from each Fund by the value of that Fund's annuity unit. This number of annuity units remains constant during the annuity payment period unless you transfer among Funds.

The annuity unit value for each Fund was set at $10 for the valuation period when the first variable annuity was calculated for these contracts. The annuity unit value for each later valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor for such later valuation period and by a factor (0.999919 for a one-day valuation period) to neutralize the 3% assumed interest rate discussed below.

The dollar amount of each later variable annuity payment equals your constant number of annuity units for each Fund multiplied by the value of the annuity unit for the valuation period.

The annuity rate tables contained in the contracts are based on the 1983(a) Mortality Table Projected to 1996 under Scale G with compound interest at the effective rate of 3% per year. A higher interest assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments if annuity unit values were increasing (or a more rapidly falling series of subsequent annuity payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, annuity payments would stay level.

TRANSFERS DURING ANNUITY PAYOUT

After annuity payments have been made for at least 12 months, the annuitant can, once each calendar quarter, change the Funds on which variable annuity payments are based. There is no transfer fee during annuity payout. Transfers may not be made between guaranteed and variable accounts during annuity payout. On at least 30 days written notice to our home office we will change that portion of the periodic variable annuity payment as you direct to reflect the investment results of different Funds. The annuity payment immediately after a change will be the amount that would have been paid without the change. Later payments will reflect the new mix of Funds.

OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT ("GMIB")

You may add a GMIB rider to your contract either at the time the contract is issued or on any contract anniversary. GMIB guarantees minimum lifetime fixed income in monthly annuity payments. The amount of these payments is determined by applying the "guaranteed income base" to the annuity tables in the GMIB rider. The guaranteed income base is the greater of (a) your "guaranteed earnings income base," which is your total purchase payments, from the time the GMIB rider is issued until the GMIB payments begin or you reach age 85, accumulated at an annual rate of 6% or (b) your "step-up base," which is your highest total contract value as of any contract anniversary before the annuitant attains age 80. The guaranteed income base is reduced proportionately for any withdrawals. If the annuitant is age 76 to 80 when GMIB is purchased, the guaranteed annual rate is 4% instead of 6%. You may not purchase GMIB after the annuitant is age 80.

If the amount of annuity payments under the contract or under a single premium immediate annuity we offer at the time you elect to annuitize, would be greater than the amount of payments under the GMIB rider, we will pay the larger amounts.

If you choose GMIB, there is an annual charge, at the end of each contract year, of 0.45% of the guaranteed income base as of each contract anniversary. The charge for GMIB ends when you begin to receive annuity or GMIB payments. If you choose GMIB, you cannot later discontinue it. The annual charge for GMIB will continue even if the underlying Funds' investment performance surpasses the GMIB guarantees.

You may not begin to receive GMIB payments until the GMIB rider has been in effect for at least 10 years. If you choose to receive annuity payments as provided in the contract or under a single premium annuity we offer instead of receiving GMIB payments, your GMIB rider will then be of no further value to you. You may elect to receive GMIB payments within 30 days after the rider's 10th anniversary or within 30 days after any later anniversary before the annuitant is age 90. If the annuitant is age 80 when you purchase GMIB, your GMIB payments must begin on the rider's 10th anniversary.

The guaranteed income base is used solely for the purpose of calculating GMIB payments. It does not provide a contract value or guarantee performance of any investment option. The level of lifetime income guaranteed by GMIB may be less than the income that our current annuity factors would provide because, (a) GMIB payments may assume a lower interest rate and (b) GMIB payments may be based on an assumption that you will live longer than the mortality assumed in our currently-offered annuities.

In those states where permitted, we may also offer a GMIB "Plus" rider. You may not have both GMIB and GMIB Plus on the same contract and we may limit the availability of one or the other of the riders in any state. GMIB Plus is identical to GMIB except for these three differences:

(1) For GMIB Plus, any withdrawals you make during a contract year equal to or less than the amount that the guaranteed earnings base has increased during that year will reduce the guaranteed earnings base dollar for dollar.

(2) The step-up income base is your highest total contract value as of any anniversary before the annuitant attains age 85, rather than 80.

(3) The annual charge for GMIB Plus is 0.55% of the guaranteed income base.

The effect of GMIB Plus is to allow you to withdraw an amount equal to the amount by which your guaranteed earnings base has grown without reducing the guaranteed earnings base below its amount as of the beginning of the current contract year. The GMIB Plus is more suitable for those contract owners wanting to access cash values for income immediately, provided only 6% is withdrawn yearly. In that event, your guaranteed earnings base would be reduced to the amount it was as of the beginning of the contract year. You could continue making such withdrawals year after year and the guaranteed earnings base would then remain at its original level if you make no other purchase payments or withdrawals. In contrast, the GMIB's pro rata deduction against the guaranteed earnings base could adversely impact the contract owners taking income in tat the guaranteed amount is reduced more aggressively than with the GMIB Plus. In any event, the step-up base is adjusted pro rata for any withdrawals.

Tax qualified retirement plans and Individual Retirement Annuities have minimum distribution requirements. Participants may be required to begin receiving payments from a tax qualified contract before the rider's 10th anniversary. See "Federal Tax Status" and "Appendix A -- IRA Disclosure Statement." You could be subject to tax penalties if you do not begin receiving GMIB payments until after your required minimum distribution beginning date. Please consult your tax advisor to determine if GMIB is appropriate for you.

                           OTHER CONTRACT PROVISIONS

ASSIGNMENT

Amounts payable in settlement of a contract may not be commuted, anticipated, assigned or otherwise encumbered, or pledged as loan collateral to anyone other than us. We may require that any assignee or owner have an insurable interest in the life of the annuitant. To the extent permitted by law, such amounts are not subject to any legal process to pay any claims against an annuitant before annuity payments begin. The owner of a tax-qualified contract may not, but the owner of a non-tax-qualified contract may, collaterally assign the contract before the annuity payout date. Ownership of a tax-qualified contract may not be transferred except to:

- the annuitant,

- a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code,

- the employer of the annuitant provided that the contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Code for the benefit of the annuitant, or

- as otherwise permitted by laws and regulations governing plans for which the contract may be issued.

REPORTS AND CONFIRMATIONS

Before the annuity payout date, we will send you quarterly statements showing the number of units credited to the contract by Fund and the value of each unit as of the end of the last quarter. In addition, as long as the contract remains in effect, we will forward any periodic Fund reports.

We will send you a written confirmation of your purchase payments, transfers and withdrawals. For regularly recurring transactions, such as dollar cost averaging and payroll deduction programs, we may confirm the transactions in a quarterly report. Review your statements and confirmations to verify their accuracy. You must report any error or inaccuracy to us within 30 days. Otherwise, we are not responsible for losses due to the error or inaccuracy.

SUBSTITUTION FOR FUND SHARES

If investment in a Fund is no longer possible or we believe it is inappropriate to the purposes of the contract, we may substitute one or more other funds. Substitution may be made as to both existing investments and the investment of future purchase payments. However, no substitution will be made until we receive any necessary approval of the Securities and Exchange Commission. We may also add other Funds as eligible investments of VAA.

CONTRACT OWNER INQUIRIES

Direct any questions to Ohio National Life, Variable Annuity Administration, P.O. Box 2669, Cincinnati, Ohio 45201; telephone 1-800-366-6654 (8:30 a.m. to
4:30 p.m., Eastern time).

PERFORMANCE DATA

We may advertise performance data for the various Funds showing the percentage change in unit values based on the performance of the applicable Fund over a period of time (usually a calendar year). We determine the percentage change by dividing the increase (or decrease) in value for the unit by the unit value at the beginning of the period. This percent reflects the deduction of any asset-based contract charge but does not reflect the deduction of any applicable contract administration charge or surrender charge. The deduction of a contract administration charge or surrender charge would reduce any percentage increase or make greater any percentage decrease.

Advertising may also include average annual total return figures calculated as shown in the Statement of Additional Information. The average annual total return figures reflect the deduction of applicable contract administration charges and surrender charges as well as applicable asset-based charges.

We may also distribute sales literature comparing separate account performance to the Consumer Price Index or to such established market indexes as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, IBC's Money Fund Reports, Lehman Brothers Bond Indices, the Morgan Stanley Europe Australia Far East Index, Morgan Stanley World Index, Russell 2000 Index, or other variable annuity separate accounts or mutual funds with investment objectives similar to those of the Funds.

                               FEDERAL TAX STATUS

The following discussion of federal income tax treatment of amounts received under a variable annuity contract does not cover all situations or issues. It is not intended as tax advice. Consult a qualified tax adviser to apply the law to your circumstances. Tax laws can change, even for contracts that have already been issued. Tax law revisions, with unfavorable consequences, could have retroactive effect on previously issued contracts or on later voluntary transactions in previously issued contracts.

We are taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"). Since the operations of VAA are a part of, and are taxed with, our operations, VAA is not separately taxed as a "regulated investment company" under Subchapter M of the Code.

The contracts are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the contract value is not taxable to you as the owner or annuitant until you receive it, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution. The owner of a non-tax qualified contract must be a natural person for this purpose. With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to purchase payments made after February 28, 1986 will be treated as ordinary income received or accrued by the contract owner during the current tax year.

The income and gains within an annuity contract are generally tax deferred. Within a tax-qualified plan, the plan itself provides tax deferral. Therefore, the tax-deferred treatment otherwise available to an annuity contract is not a factor to consider when purchasing an annuity within a tax-qualified plan or arrangement.

As to tax-qualified contracts, the law does not now provide for payment of federal income tax on dividend income or capital gains distributions from Fund shares held in VAA or upon capital gains realized by VAA on redemption of Fund shares. When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an annuitant will have no "investment in the contract" and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the years you receive the payments.

When annuity payments begin, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if you have neither paid any portion of the purchase payments nor previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been paid from or included in your taxable income, this aggregate amount will be considered your "investment in the contract." You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your "investment in the contract" divided by the period of expected annuity payments, determined by your life expectancy and the form of annuity benefit. Once you recover your "investment in the contract," all further annuity payments will be included in your taxable income.

A withdrawal of contract values is taxable as ordinary income in the year received to the extent that the accumulated value of the contract immediately before the payment exceeds the "investment in the contract." If you elect to withdraw any portion of your accumulation value in lieu of receiving annuity payments, that a withdrawal is treated as a distribution of earnings first and only second as a recovery of your "investment in the contract." Any part of the value of the contract that you assign or pledge to secure a loan will be taxed as if it had been a withdrawal and may be subject to a penalty tax.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is:

- received on or after the taxpayer reaches age 59 1/2;

- made to a beneficiary on or after the death of the annuitant;

- attributable to the taxpayer's becoming disabled;

- made as a series of substantially equal periodic payments for the life of the annuitant (or joint lives of the annuitant and beneficiary);

- from a contract that is a qualified funding asset for purposes of a structured settlement;

- made under an annuity contract that is purchased with a single premium and with an annuity payout date not later than a year from the purchase of the annuity;

- incident to divorce, or

- taken from an IRA for a qualified first-time home purchase (up to $10,000) or qualified education expenses.

Any taxable amount you withdraw from an annuity contract is automatically subject to 10% withholding unless you elect not to have withholding apply. If you elect not to have withholding apply to an early withdrawal or if an insufficient amount is withheld, you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. If you fail to provide your taxpayer identification number, any payments under the contract will automatically be subject to withholding. The Code requires 20% withholding for contracts owned by tax-qualified plans.

TAX-DEFERRED ANNUITIES

Under the provisions of Section 403(b) of the Code, employees may exclude from their gross income purchase payments made for annuity contracts purchased for them by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code. You may make this exclusion to the extent that the aggregate purchase payments plus any other amounts contributed to purchase the contract and toward benefits under qualified retirement plans do not exceed certain limits in the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts you receive under a contract, either in the form of annuity payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing "investment in the contract." Under certain circumstances, amounts you receive may be used to make a "tax-free rollover" into one of the types of individual retirement arrangements permitted under the Code. Amounts you receive that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless you directly roll over such amounts from the tax-deferred annuity to the individual retirement arrangement.

With respect to earnings accrued and purchase payments made after December 31, 1988, for a contract set up under Section 403(b) of the Code, distributions may be paid only when the employee:

- attains age 59 1/2,

- separates from the employer's service,

- dies,

- becomes disabled as defined in the Code, or

- incurs a financial hardship as defined in the Code.

In the case of hardship, cash distributions may not exceed the amount of your purchase payments. These restrictions do not affect your right to transfer investments among the Funds and do not limit the availability of transfers between tax-deferred annuities.

QUALIFIED PENSION OR PROFIT-SHARING PLANS

Under present law, purchase payments made by an employer or trustee, for a plan or trust qualified under Section 401(a) or 403 of the Code, are generally excludable from the employee's gross income. Any purchase payments made by the employee, or which are considered taxable income to the employee in the year such payments are made, constitute an "investment in the contract" under Section 72 of the Code for the employee's annuity benefits. Salary reduction payments to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from the employee's gross income up to certain limits in the Code, and therefore are not considered "investment in the contract."

The Code requires plans to prohibit any distribution to a plan participant prior to age 59 1/2, except in the event of death, total disability, financial hardship or separation from service (special rules apply for plan terminations). Distributions generally must begin no later than April 1 of the calendar year following the year in which the participant reaches age 70 1/2. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code. (Special tax treatment, including capital gain treatment and 5-year forward averaging, may be available to those born before 1936.) If you receive such a distribution you may be able to make a "tax-free rollover" of the distribution less your "investment in the contract" into another qualified plan in which you are a participant or into one of the types of individual retirement arrangements permitted under the Code. Your surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

WITHHOLDING ON ANNUITY PAYMENTS

Federal income tax withholding is required on annuity payments. However, recipients of annuity payments are allowed to elect not to have the tax withheld. This election may be revoked at any time and withholding would begin after that. If you do not give us your taxpayer identification number any payments under the contract will automatically be subject to withholding.

INDIVIDUAL RETIREMENT ANNUITIES (IRAS)

See IRA Disclosure Statement (Appendix A), following.

APPENDIX A

                            IRA DISCLOSURE STATEMENT

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEPP-IRA) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision write or call our administrative office at the address shown below:

The Ohio National Life Insurance Company
Variable Annuity Administration
P. O. Box 2669
Cincinnati, Ohio 45201
Telephone: 1-800-366-6654 -- 8:30 a.m. - 4:30 p.m. (Eastern time zone)

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to a traditional IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have Adjusted Gross Income which does not exceed the "applicable dollar limit". For a single taxpayer, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. For married couples filing jointly, the applicable dollar limitation is $75,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $75,000-$80,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $60,000 for individuals and $80,000 for married couples filing jointly. IRA contributions must be made by no later than the time you file your income tax return for that year.

Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEPP, those funds are not treated as current taxable income to the employee. Salary-reduction SEPP-IRAs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPPs may no longer be established. Elective deferrals under a salary-reduction SEPP-IRA are subject to an inflation-adjusted limit which is $15,000 for 2006.

The IRA maximum annual contribution and the associated tax deduction is limited to the lesser of: (1) $4,000 in 2006 (increasing to $5,000 in 2008) or (2) 100%
of your earned compensation. Those age 50 or older may make an additional IRA contribution of $1000 per year in 2006 and later. Contributions in excess of the deduction limits may be subject to penalty. See below.

Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 25% of your salary or $44,000. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above. The Internal Revenue Service reviewed the format of your SEPP-IRA and issued an opinion letter to us stating that it qualifies as a prototype SEPP-IRA.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $4,000 or (2) 100% of taxable alimony. (See scheduled increases above.)

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an "excess contribution". You may withdraw an excess contribution from your IRA (or SEPP-IRA) before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions for penalties imposed on withdrawal when the contribution exceeds $4,000).

An individual retirement annuity must be an annuity contract. In our opinion, the optional additional death benefits available under the contract are part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional additional death benefits are not part of the annuity contract. In such a case, the charges for the optional additional death benefits would be considered distributions from the IRA and would be subject to tax, including penalty taxes. The charges for the optional additional death benefits would not be deductible. It is possible that the IRS could determine that optional death proceeds in excess of the greater of the contract value or net purchase payments are taxable to your beneficiary. Should the IRS so rule, we may have to tax report such excess death benefits as taxable income to your beneficiary. If the IRS were to take such a position, we would take all reasonable steps to avoid this result, including the right to amend the contract, with appropriate notice to you.

The contracts are not eligible for use in Puerto Rico IRAs.

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $8,000 may be made to the two IRAs if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRA's; (ii) $8,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions". If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you may move any portion of the value of your IRA (or SEPP-IRA) to another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You are not allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. You may later roll over such a contribution to another qualified retirement plan. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

PREMATURE DISTRIBUTIONS

At no time can an interest in your IRA (or SEPP-IRA) be forfeited. The federal tax law does not permit you to use your IRA (or SEPP-IRA) as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA (or SEPP-IRA) to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA (or SEPP-IRA) without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may withdraw part of the value of your IRA (or SEPP-IRA). If a withdrawal does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled or the withdrawal meets the requirements of another exception contained in the Code, unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

DISTRIBUTION AT RETIREMENT

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them unless nondeductible contributions were made to the IRA. In that case, only earnings will be income.

INADEQUATE DISTRIBUTIONS -- 50% TAX

Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy

(or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

DEATH BENEFITS

If you, (or your surviving spouse) die before starting required minimum distributions or receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun at the time of your death, the entire amount must be distributed over a period of time not exceeding your beneficiary's life expectancy. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $110,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the same as the contribution limits for traditional IRAs (the limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2;
(b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES (SIMPLE)

An employer may sponsor a plan allowing for employee salary deferral contributions with an additional employer contribution. SIMPLE plans may operate as a 401(k) or an IRA. Limits for employee contributions to a SIMPLE are $10,000 in 2005. Employees age 50 and older may contribute an additional $2,500 in 2006 (increasing to $2,500 in 2006). Distributions from a SIMPLE are subject to restrictions similar to distributions from a traditional IRA. Additional terms of your SIMPLE are in a summary plan description distributed by your employer.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

                    ILLUSTRATION OF IRA FIXED ACCUMULATIONS

         $1000           $1,000
         ANNUAL         ONE TIME
YEAR  CONTRIBUTION    CONTRIBUTION
----  ------------   ---------------
 1    $  1,020.00       $1,020.00
 2    $  2,060.40       $1,040.40
 3    $  3,121.61       $1,061.21
 4    $  4,204.04       $1,082.43
 5    $  5,308.12       $1,104.08
 6    $  6,434.28       $1,126.16
 7    $  7,582.97       $1,148.68
 8    $  8,754.63       $1,171.65
 9    $  9,949.72       $1,195.08
 10   $ 11,168.71       $1,218.98
 11   $ 12,412.09       $1,243.36
 12   $ 13,680.33       $1,268.23
 13   $ 14,973.94       $1,293.59
 14   $ 16,293.42       $1,319.46
 15   $ 17,639.28       $1,345.85
 16   $ 19,012.07       $1,372.77
 17   $ 20,412.31       $1,400.23
 18   $ 21,840.56       $1,428.23
 19   $ 23,297.37       $1,456.79
 20   $ 24,783.32       $1,485.93
 21   $ 26,298.98       $1,515.65
 22   $ 27,844.96       $1,545.96
 23   $ 29,421.86       $1,576.88
 24   $ 31,030.30       $1,608.42
 25   $ 32,670.91       $1,640.59
 26   $ 34,344.32       $1,673.40
 27   $ 36,051.21       $1,706.87
 28   $ 37,792.23       $1,741.01

         $1000           $1,000
         ANNUAL         ONE TIME
YEAR  CONTRIBUTION    CONTRIBUTION
----  ------------   ---------------
 29   $ 39,568.08       $1,775.83
 30   $ 41,379.44       $1,811.35
 31   $ 43,227.03       $1,847.58
 32   $ 45,111.57       $1,884.53
 33   $ 47,033.80       $1,922.22
 34   $ 48,994.48       $1,960.66
 35   $ 50,994.37       $1,999.87
 36   $ 53,034.25       $2,039.87
 37   $ 55,114.94       $2,080.67
 38   $ 57,237.24       $2,122.28
 39   $ 59,401.98       $2,164.73
 40   $ 61,610.02       $2,208.02
 41   $ 63,862.22       $2,252.18
 42   $ 66,159.47       $2,297.22
 43   $ 68,502.66       $2,343.16
 44   $ 70,892.71       $2,390.02
 45   $ 73,330.56       $2,437.82
 46   $ 75,817.18       $2,486.58
 47   $ 78,353.52       $2,536.31
 48   $ 80,940.59       $2,587.04
 49   $ 83,579.40       $2,638.78
 50   $ 86,270.99       $2,691.56
 51   $ 89,016.41       $2,745.39
 52   $ 91,816.74       $2,800.30
 53   $ 94,673.07       $2,856.31
 54   $ 97,586.53       $2,913.44
 55   $100,558.26       $2,971.71
 56   $103,589.43       $3,031.14

         $1000           $1,000
         ANNUAL         ONE TIME
YEAR  CONTRIBUTION    CONTRIBUTION
----  ------------   ---------------
 57   $106,681.22       $3,091.76
 58   $109,834.84       $3,153.60
 59   $113,051.54       $3,216.67
 60   $116,332.57       $3,281.00
 61   $119,679.22       $3,346.62
 62   $123,092.81       $3,413.55
 63   $126,574.66       $3,481.82

         $1000           $1,000
         ANNUAL         ONE TIME
YEAR  CONTRIBUTION    CONTRIBUTION
----  ------------   ---------------
 64   $130,126.16       $3,551.46
 65   $133,748.68       $3,622.49
 66   $137,443.65       $3,694.94
 67   $141,212.53       $3,768.84
 68   $145,056.78       $3,844.22
 69   $148,977.91       $3,921.10
 70   $152,977.47       $3,999.52

Neither the values, nor any earnings on the values in this variable annuity policy are guaranteed. To the extent that amounts are invested in the Fixed Accumulation Account of the insurer, the principal is guaranteed as well as interest at the guaranteed rate contained in the policy. For purposes of this projection, an annual earnings rate of 2% has been assumed. Withdrawals from the policy will incur a surrender charge for 3 years after amounts are deposited into the policy as follows: Year 1- 7%, Year 2- 7%, Year 3- 7%. See "Surrender Charge" in this prospectus for further information regarding application of the surrender charge.

                  STATEMENT OF ADDITIONAL INFORMATION CONTENTS

Custodian
Independent Registered Public Accounting Firm
Underwriter
Calculation of Money Market Yield
Total Return
Loans under Tax-sheltered Annuities
Financial Statements

                        OHIO NATIONAL VARIABLE ACCOUNT A
                                       OF
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY

                                One Financial Way
                             Montgomery, Ohio 45242
                            Telephone (800) 366-6654


                       STATEMENT OF ADDITIONAL INFORMATION


                                     [date]

This Statement of Additional Information is not a prospectus. Read it along with the prospectus for Ohio National Variable Account A ("VAA") flexible purchase payment individual variable annuity contracts dated [date]. To get a free copy of the prospectus for VAA, write or call us at the above address.

                                Table of Contents

               Custodian . . . . . . . . . . . . . . . . . . . . . . . . .   2
               Independent Registered Public Accounting Firm  . .. . . . .   2
               Underwriter . . . . . . . . . . . . . . . . . . . . . . . .   2
               Calculation of Money Market Yield . . . . . . . . . . . . .   3
               Total Return  . . . . . . . . . . . . . . . . . . . . . . .   3
               Loans Under Tax-sheltered Annuities . . . . . . . . . . . .   5
               Financial Statements











                                "ONcoreUltra VA"

CUSTODIAN
U.S. Bank, N.A., 425 Walnut Street, Cincinnati, Ohio 45202, holds custody of VAA's assets.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNDERWRITER

We offer the contracts continuously. The principal underwriter of the contracts is Ohio National Equities, Inc. ("ONEQ"), a wholly-owned subsidiary of ours. The aggregate amount of commissions paid to ONEQ for contracts issued by VAA, and the amounts retained by ONEQ, for each of the last three years have been:

                                                 Aggregate                          Retained
Year                                            Commissions                        Commissions
----                                            -----------                        -----------
2005                                             $55,437,760                      $10,292,152
2004                                             $57,887,088                      $10,504,630
2003                                             $91,054,326                      $12,995,595

TOTAL RETURN

The average annual compounded rate of return for a contract for each subaccount over a given period is found by equating the initial amount invested to the ending redeemable value using the following formula:


                           P(1 + T)(exponent n) = ERV

      where: P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 beginning-of-period payment at the end of the period (or fractional portion thereof).

We will up-date standardized total return data based upon Fund performance in the subaccounts within 30 days after each calendar quarter.

In addition, we may present non-standardized total return data, using the above formula but based upon Fund performance before the date we first offered this series of contracts (August 1, 2006). This will be presented as if the same charges and deductions applying to these contracts had been in effect from the inception of each Fund. Contract administration charge to an annual percentage charge of 0.00%. This is based upon an average contract value of 81,999. There is no annual contract administration charge for contracts over $50,000. The effect of that charge on contracts with total value less than $50,000 would be to reduce the total returns. The returns below assume surrender of the contract and deduction of the applicable surrender charge at the ends of the periods shown. However, these returns do not reflect any additional charges for optional additional benefit riders. If those charges were to apply, the returns below would be decreased accordingly.

LOANS UNDER TAX-SHELTERED ANNUITIES

Contracts issued as tax-sheltered annuities under plans qualifying under Section 403(b) of the Code, and allowing for voluntary contributions only, are eligible for loans secured by a security interest in the contract. A loan must be for at least $1,000 and may only be made from the Guaranteed Account. The loan amount is limited by the maximum loan formula described in your contract.

We charge an annual effective rate of interest up to 7%. You must generally repay your loans within 5 years (or 20 years if you use the loan to purchase your primary home).

The amount of the death benefit, the amount payable on a full surrender and the amount that will be applied to provide an annuity will all be reduced by your loan balance, including accrued interest.

                        OHIO NATIONAL VARIABLE ACCOUNT A


                                    FORM N-4





                                     PART C


                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Registrant are included in Part B of this Registration Statement.

The following consolidated financial statements of the Depositor and its subsidiaries are also incorporated by reference in Part B of this Registration Statement.

Consent of the following:


Exhibits:

(4)         Form of Variable Deferred Annuity Contract, Form 06-VA-01

All relevant exhibits, which have previously been filed with the Commission and are incorporated herein by reference, are as follows:

      (1) Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant's registration statement on Form S-6 on August 3, 1982 (File no. 2-78652).

      (3)(a) Principal Underwriting Agreement for Variable Annuities between the Depositor and Ohio National Equities, Inc. was filed as Exhibit
             (3)(a) of the Registrant's Form N-4 on December 30, 1997 (File no. 333-43515).

      (3)(b) Registered Representative's Sales Contract with Variable Annuity Supplement was filed as Exhibit (3)(b) of the Registrant's Form N-4, Post-effective Amendment no. 9 on February 27, 1991 (File no. 2-91213).

      (3)(c) Variable Annuity Sales Commission Schedule was filed as Exhibit A(3)(c) of the Registrant's registration statement on Form S-6 on May 18, 1984 (File no. 2-91213).

      (3)(d) Selling Agreement and commission schedule between Ohio National Equities, Inc. and other broker-dealers for the distribution of "ONcore" Variable Annuities was filed as Exhibit (3)(d) of the Registrant's Form N-4, Pre-effective Amendment No. 2 on April 16, 1998.

      (3)(e) Fund Participation Agreement between the Depositor and Janus Aspen Series was filed as Exhibit (3)(e) of the Registrant's Form N-4, Pre-effective Amendment no. 1 on April 10, 1998
             (File no. 333-43515).

      (3)(f) Participation Agreement between the Depositor and Strong Variable Insurance Funds, Inc. was filed as Exhibit (3)(f) of the Registrant's Form N-4, Pre-effective Amendment no. 1 on
             April 10, 1998 (File no. 333-43515).

      (3)(g) Fund Participation Agreement between the Depositor and Prudential Funds were filed as Exhibit (3)(g) of the Registrant's Post Effective Amendment No. 51 (File No. 333-43515) on April , 2006.

      (3)(h) Fund Participation Agreement between the Depositor and Neuberger Berman Advisers Management Trust were filed as Exhibit (3)(h) of the Registrant's Post Effective Amendment No. 51 (File No. 333-43515) on April , 2006.

      (3)(i) Amendment to Fund Participation Agreement between the Depositor and The Universal Institutional Funds were filed as Exhibit (3)(i) of the Registrant's Post Effective Amendment No. 51 (File No. 333-43515) on April , 2006.

      (3)(j) Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(4) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation's registration statement on Form N-6 on April , 2006 (File No. 333-109900).

      (3)(k) Amendment to Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(5) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation's registration statement on Form N-6 on April , 2006 (File No. 333-109900).

      (3)(l) First Amendment to the Participation Agreement by and between Salomon Brothers Variable Series Funds Inc, The Ohio National Life Insurance Company and Ohio National Life Assurance Corporation was filed as Exhibit 99(h)(6) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation's registration statement on Form N-6 on April , 2006 (File No. 333-109900).

      (5)(a) Tax-Qualified Variable Annuity Application, Form V-4890-A, was filed as Exhibit (5)(a) of the Registrant's registration statement on Form N-4, Post-effective Amendment no. 18 on April 25, 1996 (File No. 2-91213).

      (6)(a) Articles of Incorporation of the Depositor were filed as Exhibit A(6)(a) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

      (6)(b) Code of Regulations (by-laws) of the Depositor were filed as Exhibit A(6)(b) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

      (8) Powers of Attorney by certain Directors of the Depositor were filed as Exhibit (8) of the Registrant's Form N-4, Post-effective Amendment no. 22 on March 2, 1998 (File no. 2-91213) and
             Exhibit (8)(a) of the Registrant's Form N-4, Post-effective Amendment no. 2 on March 2, 1999 (File no. 333-43511).

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


Name and Principal                     Positions and Offices
Business Address                       with Depositor
----------------                       --------------
Trudy K. Backus*                       Vice President, Individual Insurance Services

Thomas A. Barefield*                   Senior Vice President, Institutional Sales

Lee E. Bartels*                        Vice President, Underwriting

Howard C. Becker*                      Senior Vice President, Individual Insurance
                                       & Corporate Services

G. Timothy Biggs*                      Vice President, Mortgages and Real Estate

Jeffery A. Bley*                       Vice President, ONESCO Compliance

Richard J. Bodner*                     Vice President, Corporate Services

Robert A. Bowen*                       Senior Vice President, Information Systems

Jack E. Brown                          Director
50 E. Rivercenter Blvd.
Covington, Kentucky 41011

William R. Burleigh                    Director
One West Fourth Street
Suite 1100
Cincinnati, Ohio 45202

Victoria B. Buyniski Gluckman          Director
2343 Auburn Avenue
Cincinnati, Ohio 45219

Phillip C. Byrde*                      Vice President, Fixed Income

Christopher A. Carlson*                Senior Vice President, Chief Investment Officer

George E. Castrucci                    Director
8355 Old Stable Road
Cincinnati, Ohio 45243

Raymond R. Clark                       Director
201 East Fourth Street
Cincinnati, Ohio 45202

Thomas G. Cody                         Director
7 West Seventh Street
Cincinnati, Ohio 45202

Robert Conway*                         Vice President, PGA Marketing, Eastern Division

Ronald J. Dolan*                       Director and Executive Vice President and Chief Financial Officer

Anthony G. Esposito*                   Vice President, Human Resources & Corporate Services

Donald W. Flannery*                    Information Technology Head

Dianne S. Hagenbuch*                   Senior Vice President, Corporate Relations & Communications

Michael F. Haverkamp*                  Senior Vice President and General Counsel

John W. Hayden
7000 Midland Boulevard
Batavia, Ohio 45103                    Director

Jed R. Martin*                         Vice President, Private Placements

Name and Principal                  Positions and Offices
Business Address                    with Depositor
----------------                    --------------
Therese S. McDonough*               Second Vice President, Counsel and Corporate Secretary

William J. McFadden*                Vice President, PGA Marketing, Western Division

James I. Miller, II*                Senior Vice President, Life Product Management

Stephen R. Murphy*                  Vice President, Annuity Product Management

Edward P. Nolan*                    Vice President, Stable Asset Management

David B. O'Maley*                   Director, Chairman, President and Chief Executive Officer

Jeffrey K. Oehler*                  Vice President, Information Systems

James F. Orr                        Director
201 East Fourth Street
Cincinnati, Ohio 45202

John J. Palmer*                     Director and Vice Chairman

George B. Pearson, Jr.*             Senior Vice President, PGA Marketing

William C. Price*                   Vice President and Assistant General Counsel

Arthur J. Roberts*                  Senior Vice President, Controller and Treasurer

D. Gates Smith*                     Director and Executive Vice President, Agency and Group Distribution

James C. Smith*                     Senior Vice President, Internal Audit & Compliance

Edith F. Thompson*                  Vice President, Individual Annuity Operations

Barbara A. Turner*                  Senior Vice President, ONESCO

Paul J. Twilling*                   Vice President, Information Systems

Dr. David S. Williams*              Vice President and Medical Director


----------

*The principal business address for these individuals is One Financial Way, Montgomery, Ohio 45242.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of the Depositor. The Depositor is a wholly-owned subsidiary of Ohio National Financial Services, Inc., an Ohio intermediate holding company which is owned by Ohio National Mutual Holdings, Inc., an Ohio mutual holding company owned by the life insurance and annuity policyholders of the Depositor.

Ohio National Financial Services, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)                                     Jurisdiction                % Owned
The Ohio National Life Insurance Company                     Ohio                     100%

OnFlight, Inc.                                               Ohio                     100%
(aviation)

ON Global Holdings, Inc.                                     Delaware                 100%
(holding company, foreign insurance)

Fiduciary Capital Management, Inc.                           Connecticut               51%
(investment adviser)

SMON Holdings, Inc.                                          Delaware                  50%
(insurance holding company)

Suffolk Capital Management LLC                               Delaware                  81%
(investment adviser)

The Ohio National Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Ohio National Life Assurance Corporation                     Ohio                     100%

Ohio National Equities, Inc.                                 Ohio                     100%
(securities broker dealer)

Ohio National Investments, Inc.                              Ohio                     100%
(investment adviser)

The O.N. Equity Sales Company                                Ohio                     100%
(securities broker dealer)

Enterprise Park, Inc.                                        Georgia                  100%
(real estate holding company)

Ohio National Fund, Inc.                                     Maryland      (more than) 90%
(registered investment company


Dow Target Variable Fund LLC                                 Ohio                     100%
(registered investment company)


The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

O.N. Investment Management Company                           Ohio                     100%
(investment adviser)

Ohio National Insurance Agency, Inc.                         Indiana                  100%

Ohio National Insurance Agency of Alabama, Inc.              Alabama                  100%

Ohio National Insurance Agency of Massachusetts, Inc.        Massachusetts            100%

Ohio National Insurance Agency of North Carolina, Inc.       North Carolina           100%

Ohio National Insurance Agency, Inc.                         Ohio                     100%

ON Global Holdings, Inc. owns 100% of the voting securities of Ohio National Sudamerica S.A., an insurance holding company organized under the laws of Chile.

Ohio National Sudamerica S.A. owns 100% of the voting securities of Ohio National Seguros de Vida S.A., a life insurance company organized under the laws of Chile.

SMON Holdings, Inc. owns 100% of the voting securities of National Security Life and Annuity Company, a life insurance company organized under the laws of New York.

ITEM 27.  NUMBER OF CONTRACTOWNERS
As of April 18, 2006 the Registrant's contracts excluding this series which began on August 1, 2006, were owned by 64,627 owners.
ITEM 28.  INDEMNIFICATION

The sixth article of the Depositor's Articles of Incorporation, as amended, provides as follows:

      Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

      Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.

In addition, Article XII of the Depositor's Code of Regulations states as follows:

      If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation's request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.

ITEM 29.  PRINCIPAL UNDERWRITERS

The principal underwriter of the Registrant's securities is presently Ohio National Equities, Inc. ("ONEQ"). ONEQ is a wholly-owned subsidiary of the Depositor. ONEQ also serves as the principal underwriter of securities issued by Ohio National Variable Accounts B and D, other separate accounts of the Depositor which are registered as unit investment trusts; and Ohio National Variable Account R, a separate account of the Depositor's subsidiary, Ohio National Life Assurance Corporation, which separate account is also registered as a unit investment trust.

The directors and officers of ONEQ are:

      Name                                 Position with ONEQ
      ----                                 -----------------------

      David B. O'Maley                     Chairman and Director
      John J. Palmer                       President and Director
      Thomas A. Barefield                  Senior Vice President
      James I. Miller                      Vice President and Director
      Trudy K. Backus                      Vice President and Director
      Marc L. Collins                      Secretary and Director
      Barbara A. Turner                    Operations Vice President, Treasurer & Compliance Officer


The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.

During the last fiscal year, ONEQ received the following commissions and other compensation, directly or indirectly, from the Registrant:

Net Underwriting               Compensation
Discounts and on Redemption    Brokerage
Commissions                    or Annuitization               Commissions            Compensation
-----------                    ----------------               -----------            ------------

$49,989,223                     None                          None                   None

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:

(1)      Journals and other records of original entry:

         The Ohio National Life Insurance Company ("Depositor")
         One Financial Way
         Montgomery, Ohio  45242

        U.S. Bank, N.A. ("Custodian")
        425 Walnut Street
        Cincinnati, Ohio 45202

(2)     General and auxiliary ledgers:

        Depositor and Custodian

(3)     Securities records for portfolio securities:

        Custodian

(4)     Corporate charter, by-laws and minute books:

        Registrant has no such documents.

(5)     Records of brokerage orders:

        Not applicable.

(6)     Records of other portfolio transactions:

        Custodian

(7)     Records of options:

        Not applicable

(8)     Records of trial balances:

        Custodian

(9)     Quarterly records of allocation of brokerage orders and commissions:

        Not applicable

(10)    Records identifying persons or group authorizing portfolio transactions:

        Depositor

(11)    Files of advisory materials:

        Not applicable

(12)    Other records

        Custodian and Depositor

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940, as amended, the Registrant by its Depositor, The Ohio National Life Insurance Company, hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Ohio National Life Insurance Company.

(b) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure audited financial statements in this registration statement are never more than 16 months old for so long as payments under variable annuity contracts may be accepted.

(c) The Registration hereby undertakes to include either (1) as part of any application to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(d) The Registration hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made under Form N-4 promptly upon written or oral request.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Ohio National Variable Account A certifies that it has caused this post-effective amendment to the registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on this 19th day of May, 2006.


                           OHIO NATIONAL VARIABLE ACCOUNT A
                                    (Registrant)

                           By THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                     (Depositor)


                           By /s/ John J. Palmer
                              -----------------------------------------
                              John J. Palmer, Vice Chairman

Attest:
/s/ Marc L. Collins
--------------------------------
Marc L. Collins
Second Vice President and Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the depositor, The Ohio National Life Insurance Company, has caused this post-effective amendment to the registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on the 19th day of May, 2006.


                           THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                         (Depositor)


                           By /s/ John J. Palmer
                              -----------------------------------------
                              John J. Palmer, Vice Chairman

Attest:


/s/ Marc L. Collins
---------------------------------
Marc L. Collins
Second Vice President and Counsel

As required by the Securities Act of 1933, this post-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                  Title                         Date
---------                                  -----                         ----


 s/David B. O'Maley                        Chairman, President,          May 19, 2006
--------------------------------           Chief Executive Officer
 David B. O'Maley                          and Director


*s/Jack E. Brown                           Director                      May 19, 2006
--------------------------------
 Jack E. Brown


*s/William R. Burleigh                     Director                      May 19, 2006
--------------------------------
 William R. Burleigh


*s/Victoria B. Buyniski Gluckman           Director                      May 19, 2006
--------------------------------
 Victoria B. Buyniski Gluckman


*s/George E. Castrucci                     Director                      May 19, 2006
--------------------------------
 George E. Castrucci


*s/Raymond R. Clark                        Director                      May 19, 2006
--------------------------------
 Raymond R. Clark


*s/Thomas G. Cody                          Director                      May 19, 2006
--------------------------------
Thomas G. Cody


 s/Ronald J. Dolan                         Director, Principal           May 19, 2006
--------------------------------           Financial and Accounting
 Ronald J. Dolan                           Officer


*s/John W. Hayden                          Director                      May 19, 2006
--------------------------------
 John W. Hayden

*s/James F. Orr                            Director                      May 19, 2006
--------------------------------
 James F. Orr


s/John J. Palmer                           Director                      May 19, 2006
--------------------------------
 John J. Palmer


/s/ D. Gates Smith               Director                    May 19, 2006
-------------------------
 D. Gates Smith

*By /s/ John J. Palmer
-------------------------
 John J. Palmer, Attorney in Fact pursuant to Powers of Attorney, copies of which have previously been filed as exhibits to the Registrant's registration statement.

                         INDEX OF CONSENTS AND EXHIBITS

                                                                              Page Number in
Exhibit                                                                       Sequential
Number                  Description                                           Numbering System
------                  -----------                                           ----------------


(4)                     Form of Variable Deferred Annuity Contract, Form
                        06-VA-01

                              [To be provided later]